Exhibit 2.1

SHARE PURCHASE AGREEMENT

BY AND AMONG

ACCELRYS SOFTWARE, INC.

AND

SIMON CLARK

AS THE SELLERS’ REPRESENTATIVE

AND

QUMAS LIMITED

as the Company

AND

THOSE PERSONS LISTED IN EXHIBIT B TO THIS AGREEMENT

as the Sellers

Dated as of December 9, 2013

TABLE OF CONTENTS

(continued)

TABLE OF CONTENTS

(continued)

EXHIBITS

Exhibit A	Certain Definitions
Exhibit B	Schedule of Sellers
Exhibit C	Change of Control Payment Recipients
Exhibit D	Part I – Payments to be made at Closing in respect of Closing Financial Debt
Part II – Payments to be made at Closing in respect of Closing Transaction Expenses
Exhibit E	Principles, policies and methods to be adopted in the preparation of the Closing Balance Sheet and the Closing Working Capital Statement
Exhibit F	Form of Escrow Agreement
Exhibit G	Tax Covenant
Exhibit H	Form of FIRPTA Certificate

EXECUTION VERSION

AGREEMENT

THIS AGREEMENT (this “Agreement”) is made and entered into as of December 9, 2013 by and among Accelrys Software, Inc. (“Purchaser”), each of the persons listed in Exhibit B (collectively, the “Sellers” and each a “Seller”), Qumas Limited, a company incorporated and registered in Ireland with registered number 176522 and registered office Unit 1 Cleve Business Park, Monahan Road, Co. Cork, Ireland (the “Company”) and Simon Clark of C/O Fidelity Growth Partners Europe, 25 Cannon Street, London, EC4M 5TA, United Kingdom, as the representative of the Sellers (the “Sellers’ Representative”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITAL

WHEREAS, the Sellers have agreed to sell and Purchaser has agreed to purchase the Shares, which, together with the New Shares and the E.I. Preference Shares, represent 100% of the entire issued share capital of the Company at Closing in each case on the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, agreements, representations and warranties hereinafter set forth and subject to the terms and conditions hereof, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

SALE AND PURCHASE

1.1 Sale and Purchase. Each Seller shall sell to Purchaser and Purchaser shall purchase from each Seller such Seller’s Shares with full title guarantee and with all rights attached or accruing to them and free from all charges and encumbrances and from all other rights exercisable by or claims by third parties at Closing. Purchaser shall be entitled to exercise all rights attached or accruing to the Shares including, without limitation, the right to receive all dividends, distributions or any return of capital declared, paid or made by the Company after the Closing. Each Seller waives all rights of pre-emption over any of the Shares conferred upon it by the memorandum and articles of association of the Company or in any other way and undertakes to take all steps necessary to ensure that any rights of pre-emption over any of the Shares held by it are waived prior to Closing. The purchase and sale of the Shares and the E.I. Preference Shares, the subscription for and allotment of the New Shares and the other transactions contemplated herein are collectively referred to herein as the “Transactions”.

1.2 Closing. Subject to, and immediately following, (i) the receipt of the New Share Consideration by the Company from Purchaser; and (ii) the performance of all other obligations of the parties pursuant to Section 7.1 to the satisfaction of Purchaser, the Closing shall take place on the date hereof (the “Closing Date”) and shall occur remotely by mail, facsimile, email or other manner as may be mutually agreed upon by the Sellers’ Representative and Purchaser.

1.3 Pre-Closing Deliverables. The Sellers’ Representative shall procure that the Company has delivered to Purchaser: (i) a consolidated unaudited pro forma estimated balance sheet for the Company and the Company Subsidiaries as at 11:59 p.m. Dublin Time on the date immediately prior to the Closing Date prepared using the same accounting principles, policies and methods as were historically used by the Company in preparing the Company Financial Statements and the Management Accounts together with the specific policies, principles and methods set out in Exhibit E (the “Estimated Closing Balance Sheet”); (ii) a certificate (the “Estimated Closing Payment Certificate”) setting forth (A) an estimate of each of the Closing Cash, the Excess Closing Cash, the Closing Transaction Expenses, the Change of Control Payments, the Closing Financial Debt and the Closing Working Capital, and (B) the Estimated Closing Payment; (iii) a payoff letter from each holder of Closing Financial Debt indicating the amount required to discharge such indebtedness at the Closing and including an undertaking by each such holder to discharge any liens securing any portion of such indebtedness promptly upon its repayment; (iv) amounts due and wire transfer instructions from each payee of any portion of the Closing Transaction Expenses to be paid at Closing, provided, however, that if any such payee delivers to Purchaser and the Sellers’ Representative a letter stating that it will seek payment solely and directly from the Sellers, such portion shall not be deemed to be part of the Closing Transaction Expenses for purposes of Section 2.1(c); and (v) Exhibit C that provides a breakdown by recipient and amount of all Change of Control Payments.

ARTICLE II

CONSIDERATION

2.1 Consideration. The Consideration shall be paid at Closing in accordance with the following:

(a) Purchaser shall pay the Estimated Closing Payment by wire transfer of immediately available funds to the Sellers’ Lawyers Account for the benefit of and distribution to each of the Sellers; and

(b) Purchaser shall deposit the Escrow Amount with the Escrow Agent.

2.2 Payments on Closing.

(a) On the Closing Date, Purchaser shall procure that the Company pays an aggregate amount of $33,735 to the individuals or entities, and in the amounts, set forth in Part I of Exhibit D, by wire transfer of immediately available funds, which shall satisfy the Closing Financial Debt;

(b) On the Closing Date, Purchaser shall pay an aggregate amount of $2,185,793 to the Sellers’ Lawyers Account by wire transfer of immediately available funds for the benefit of and distribution to the payees of the Closing Transactions Expenses of the amounts set forth in Part II of Exhibit D; and

(c) On the Closing Date, Purchaser shall pay to the Company:

(i) an amount equal to the total amount of the Change of Control Payments, which shall be paid by the Company or a Company Subsidiary promptly after the Closing, as part of the Company’s or Company Subsidiaries’ normal payroll process, subject to deductions or withholdings as required by law; and

(ii) an amount of $35,771 in discharge of the aggregate subscription amounts payable by each Agilus Ventures IV Limited Partnership, Agilus Ventures Principals IV Limited Partnership, General Catalyst Group Group III, L.P. and G.C. Entrepreneurs Fund III, L.P. in respect of the exercise by such shareholders of options and warrants over 6,600,000 Series D Preference Shares of €0.0025 each in the capital of the Company immediately prior to Closing.

2.3 Adjustment to Estimated Closing Payment

(a) As promptly as practicable, but no later than sixty (60) days after Closing, Purchaser shall prepare and deliver to the Sellers’ Representative (i) a certificate (the “Closing Payment Certificate”) setting forth (A) an itemized listing of each of the Closing Cash, the Excess Closing Cash and the Closing Working Capital, and (B) Purchaser’s calculation of the final Closing Payment based thereon, and (ii) an unaudited consolidated balance sheet for the Company and the Company Subsidiaries as at 11:59 p.m. Dublin Time on the date immediately prior to the Closing Date (the “Reviewed Closing Balance Sheet”), each prepared using the same accounting principles, policies and methods as were historically used by the Company in preparing the Estimated Closing Balance Sheet, the Company Financial Statements and the Management Accounts together with the specific policies, principles and methods set out in Exhibit E.

(b) If the Sellers’ Representative disagrees with the Closing Payment Certificate and/or the Reviewed Closing Balance Sheet, then Purchaser and the Company shall provide the Sellers’ Representative, together with its Representatives, full access to (and shall be allowed to make copies of) the books and records of the Company and/or the Company Subsidiaries (including reasonable access to relevant personnel) reasonably requested by the Sellers’ Representative in order to calculate the amounts reflected in the Closing Payment Certificate and/or the Reviewed Closing Balance Sheet, and any other information used in preparing the Closing Payment Certificate and/or the Reviewed Closing Balance Sheet, in each case, in connection with the final determination of the Closing Payment or any dispute relating thereto. The Closing Payment Certificate and the Reviewed Closing Balance Sheet shall become final and binding thirty (30) days following the date that the Sellers’ Representative receives the Closing Payment Certificate and the Reviewed Closing Balance Sheet, unless, prior to the end of such period, the Sellers’ Representative has delivered to Purchaser written notice of its disagreement with such Closing Payment Certificate and/or the Reviewed Closing Balance Sheet (a “Disagreement Notice”), specifying the nature and amount of any disputed item to the extent then known. The Sellers’ Representative and Purchaser shall be deemed to have agreed with all items and amounts in the Closing Payment Certificate and the Reviewed Closing Balance Sheet not referenced in the Disagreement Notice, and such items and amounts shall not be subject to review in accordance with Section 2.3(c) below and shall become final and binding on all parties hereto.

(c) In the event that any Disagreement Notice is timely provided to Purchaser pursuant to Section 2.3(b), Purchaser and the Sellers’ Representative shall negotiate in good faith for a period of thirty (30) days after Purchaser’s receipt of the Disagreement Notice (or such longer period as Purchaser and the Sellers’ Representative may mutually agree in writing) to resolve any disagreements with respect to the Closing Payment Certificate and/or the Reviewed Closing Balance Sheet. If, at the end of such period, Purchaser and the Sellers’ Representative are unable to resolve any disagreements with respect to the Closing Payment Certificate or the Reviewed Closing Balance Sheet, then KPMG (or such other independent accounting firm of recognized international standing as may be mutually selected by Purchaser and the Sellers’ Representative) (the “Auditor”) shall be engaged to resolve any remaining disagreements with respect to the Closing Payment Certificate and/or the Reviewed Closing Balance Sheet. Purchaser and the Sellers’ Representative shall instruct the Auditor to determine as promptly as practicable, but in any event within thirty (30) days of the date on which such dispute is referred to the Auditor, whether and to what extent the Closing Payment Certificate and/or the Reviewed Balance Sheet requires adjustment; provided, however, that the Auditor shall be authorized to resolve only those items remaining in dispute between Purchaser and the Sellers’ Representative in accordance with the provisions of Section 2.3(b), in each case within the range of the difference between Purchaser’s position with respect thereto and the Sellers’ Representative’s position with respect thereto. The written determination of the Auditor with respect to the final resolution of any disputed item shall be final and binding on all parties hereto. The fees and expenses of the Auditor will be borne by the party whose position generally did not prevail in such determination as determined in the sole discretion of the Auditor acting reasonably, or if the Auditor determines that neither party could be fairly found to be the prevailing party, then such fees and expenses will be borne 50% by the Sellers’ Representative (on behalf of the Sellers) and 50% by Purchaser.

(d) If the Closing Payment as agreed or finally determined (as the case may be) is:

(i) greater than the Estimated Closing Payment, then the absolute value of the difference between the Estimated Closing Payment and the Closing Payment shall be paid by Purchaser to the Sellers’ Lawyers (for the benefit of and distribution to each of the Sellers); or

(ii) less than the Estimated Closing Payment, then the absolute value of the difference between the Closing Payment and the Estimated Closing Payment shall be paid to Purchaser on behalf of the Sellers by the Sellers’ Representative.

(e) Any payment to be made pursuant to Section 2.3(d) shall be made by Purchaser or the Sellers’ Representative, as the case may be, within three (3) Business Days following the final resolutions of all items on the Closing Payment Certificate and the Reviewed Closing Balance Sheet, by wire transfer of immediately available funds, as directed by Purchaser or the Sellers’ Representative, as the case may be.

(f) To the extent permitted by Applicable Law, the parties agree to treat all payments under the provisions of this Section 2.3, Section 2.4, Section 6.7 or Section 6.8 as an adjustment to the Consideration and Purchaser shall allocate for Tax purposes such adjustment, and the payments under Section 2.3(d), in accordance with each Seller’s applicable Seller’s Percentage Interest and such treatment shall govern for purposes of this Agreement.

2.4 Escrow Fund.

(a) Concurrent with the Closing and pursuant to Section 2.1(d), Purchaser shall deposit with the Escrow Agent the Escrow Amount to establish an escrow fund (the “Escrow Fund”) to serve as collateral and security for the rights of Purchaser and the other Purchaser Indemnitees hereunder, pursuant to the terms of this Agreement and an escrow agreement in the form of Exhibit F (the “Escrow Agreement”), which provides, among other things, for payments, as necessary, to secure the rights of the Purchaser Indemnitees as set forth in Article VIII. The Escrow Amount shall be held, administered and released by the Escrow Agent in accordance with the terms of this Agreement and the Escrow Agreement. Purchaser shall pay the administrative fees and costs of establishing and maintaining the Escrow Fund, save that pursuant to Section 3.1 of the Escrow Agreement, the Sellers’ Representative and Purchaser have agreed that the indemnification obligation therein shall be shared fifty percent (50%) by Purchaser and fifty percent (50%) by the Sellers’ Representative.

(b) All amounts in the Escrow Fund shall be released to the Sellers’ Lawyers, for distribution by the Sellers’ Lawyers to the Sellers, on the Expiration Date in accordance with the Escrow Agreement; provided, that if, and to the extent that, at 5.00 p.m. Dublin Time on the Expiration Date, one or more claims for indemnification shall have been made by Purchaser Indemnitees in accordance with Section 8.1(f), Section 8.2 or Section 8.6 and remain outstanding against the Sellers under this Agreement (save in relation to any vexatious or frivolous claims made by Purchaser which have not been made in good faith) (“Unsatisfied Claims”), Purchaser and the Sellers’ Representative shall promptly and jointly instruct the Escrow Agent to immediately pay to the Sellers’ Lawyers, for distribution by the Sellers’ Lawyers to the Sellers, all amounts then held in escrow less the amount (if any) agreed to by the Sellers’ Representative and Purchaser as being a reasonably sufficient amount to be retained in the Escrow Account to cover any potential payments to be made in respect of all Unsatisfied Claims (which, in the absence of agreement within 30 days of the notification of any Unsatisfied Claim to the Sellers’ Representative, shall be the full amount of such Unsatisfied Claim); provided further, however, that no amount may be withheld in the Escrow Fund for any Unsatisfied Claim if legal proceedings in respect of such Unsatisfied Claim have not been initiated within nine (9) months following the Expiration Date. If, at any time after nine (9) months following the Expiration Date, no legal proceedings are pending with respect to any Unsatisfied Claim, the Sellers’ Representative and Purchaser shall promptly and jointly instruct the Escrow Agent to immediately pay all amounts remaining in the Escrow Fund to the Sellers’ Lawyers for distribution to the Sellers. Upon the satisfaction, settlement or withdrawal of any Unsatisfied Claims or, if failing such satisfaction, settlement or withdrawal, upon the resolution by the courts of all issues referred to them for resolution in respect of any Unsatisfied Claims, the Sellers’ Representative and Purchaser shall promptly and jointly instruct the Escrow Agent to pay:

(i) to Purchaser from the Escrow Fund the amount, if any, that the Sellers’ Representative and Purchaser shall have agreed upon or the courts have determined Purchaser is entitled to in respect of such Unsatisfied Claims; and

(ii) to the Sellers’ Lawyers for distribution to the Sellers all amounts remaining in the Escrow Fund (after payment to Purchaser of the amount (if any) referred to in Section 2.3(b)(i) above).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller severally, but not jointly, represents and warrants to Purchaser as at the date hereof, and only with respect to such Seller, as follows:

3.1 Authority; Binding Nature; Shares. Such Seller has the requisite capacity, power and authority to enter into and perform this Agreement and to execute, deliver and perform any obligations it may have under each document to be delivered by such Seller at Closing. If such Seller is an entity, it is validly formed, in existence and, if applicable, duly registered and organized. Such Seller is not bankrupt and, if such Seller is an entity, it is not insolvent nor has a receiver been appointed over any part of its assets and, so far as such Seller is aware, no such appointment has been threatened. The obligations of such Seller under this Agreement constitutes, and the obligations of such Seller under each document to be delivered by such Seller at Closing will when delivered constitute, binding obligations of such Seller in accordance with their respective terms. Such Seller is the legal and beneficial owner of the Shares set out against its name in Exhibit B.

3.2 No Violations, Etc. No filing with or notification to, and no permits, authorizations, consent or approval of, any Government Authority or other Person is necessary on the part of such Seller in connection with the execution, delivery or performance by such Seller of this Agreement and the other agreements, documents and instruments of such Seller contemplated hereby. The execution, delivery and performance of this Agreement and the other agreements, documents and instruments contemplated hereby by such Seller will not result in any violation of, be in conflict with, constitute a default under, or cause the acceleration of any obligation or loss of any rights under any (a) Applicable Law, (b) Contract, (c) charter, by-laws, operating agreement, partnership agreement or organizational document, or (d) license, permit, authorization, franchise or certification, in each case, to which such Seller is a party or by which such Seller is bound.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Purchaser as at the date hereof, in each case subject to the exceptions set forth in the disclosure schedules delivered to Purchaser and dated at the date hereof (the “Disclosure Schedules”) as follows:

4.1 Organization, Etc.

(a) The Company is validly incorporated, in existence and duly registered under the laws of Ireland, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted. Each of the Subsidiaries of the Company, all of which are listed in Schedule 4.1(c) and the organizational documents for which are in the Data Room (the “Company Subsidiaries”), is validly incorporated, in existence and duly registered under the laws of the jurisdiction of its organization or formation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted. The Company does not have, and has never had, any Subsidiaries other than the Company Subsidiaries. Each of the Company and the Company Subsidiaries is duly qualified to do business, and is in good standing (with respect to jurisdictions that recognize such concept), in each foreign jurisdiction where the character of its owned or leased properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to result in material liability to the Company or any of the Company Subsidiaries.

(b) The copies of the memorandum and articles of association or other constitutional documents of each of the Company and each Company Subsidiary, which are listed in Schedule 4.1(b) and are in the Data Room, are complete and accurate in all respects, have been validly adopted by the Company, have attached to them copies of all resolutions and other documents required by law to be so attached and fully set out the rights and restrictions attaching to each class of share capital of the Company or Company Subsidiary, if applicable, to which they relate. The memorandum and articles of association of the Company are binding on every member of the Company. The statutory books (including all registers and minute books) of each of the Company and each Company Subsidiary have been properly kept in all material respects and contain an accurate and complete record, in all material respects, of the matters which should be dealt with in those books and no written notice or allegation that any of them is incorrect or should be rectified has been received by the Company. All documents which should have been delivered by the Company or any Company Subsidiary, if applicable, to the Registrar of Companies have been properly so delivered. The Company has neither received nor given notice of any application or intended application for ratification of the statutory books of the Company Subsidiaries.

(c) Schedule 4.1(c) sets forth: (i) the full name of each Company Subsidiary and any other entity in which the Company has an equity interest, together with details regarding its capitalization and the ownership interest of the Company (and each other Person, if applicable) therein; (ii) the jurisdiction in which each such Company Subsidiary or other entity is organized; (iii) each foreign jurisdiction in which the Company and each of the Company Subsidiaries is qualified to do business; and (iv) the names of the current directors and officers of the Company and each Company Subsidiary (or their equivalents in the case of any Company Subsidiary that is not a corporation).

4.2 No Violations, Etc. No filing with or notification to, and no permit, authorization, consent or approval of, any Government Authority is necessary on the part of the Company in connection with the consummation by the Company of the transactions contemplated hereby, except for those which, if not obtained, would not have a material adverse effect on the Company. The execution and delivery of, and the performance by the Company of its obligations under this Agreement and each document to be delivered by the Company at Closing will not: (i) result in a breach of any provision of the memorandum or articles of association or the charter document, as the case may be, of the Company or any Company Subsidiary; (ii) result in a breach of any statute, law, rule, regulation, order, judgment or decree of any court or government agency by which the Company or any Company Subsidiary is, or any of their respective material assets may be, bound; (iii) result in the acceleration of any obligation under, or termination of, any material Contract; (iv) result in the creation or imposition of any lien other than Permitted Liens in favor of any Person upon any material assets of the Company or any shares, capital stock or other equity interests of the Company; (v) constitute an event which, after notice or lapse of time or both, would result in such violation, conflict, default, acceleration, termination, or creation or imposition of such liens; or (vi) constitute an event which, whether after notice or lapse of time or otherwise, would create, or cause to be exercisable or enforceable, any option, warrant, subscription, agreement or right of any kind to purchase any shares, capital stock or other equity interests, material assets, material properties or material rights of the Company. Neither the Takeover Rules of the Irish Takeover Panel nor any analogous code or regime in any jurisdiction (whether imposed by statute or otherwise) applies to offers for any shares, capital stock or other equity interests of the Company or to the obtaining or consolidation of control of any of the Company or a Company Subsidiary. Schedule 4.2 lists all consents, notices, waivers and approvals required to be obtained in connection with the consummation of the Transactions under any Company Contracts.

4.3 Capitalization.

(a) The authorized capital of the Company is €1,155,750 divided into (i) 16,000,000 Ordinary Shares of €0.0025 each (“Ordinary Shares”), (ii) 30,000,000 Series D Convertible Preference Shares of €0.0025 each (“Series D Preference Shares”), (iii) 4,000,000 Series A1 Convertible Redeemable Preference Shares of €0.0025 each (“Series A1 Preference Shares”), (iv) 6,000,000 Series A2 Convertible Redeemable Preference Shares of €0.0025 each (“Series A2 Preference Shares”), (v) 2,500,000 Series A3 Convertible Redeemable Preference Shares of €0.0025 each (“Series A3 Preference Shares”), (vi) 2,700,000 Convertible Shares of €0.0025 each (“Convertible Shares”), (vii) 580,000 “D” Ordinary Shares of €1.00 each (““D” Ordinary Shares”) (viii) 420,000 “D” Redeemable Ordinary Shares of €1.00 each (““D” Redeemable Ordinary Shares”) and (ix) 1,100,000 8% Cumulative Redeemable Preference Shares of €0.0025 each (“E.I. Preference Shares”).

(b) The Shares, the New Shares and the E.I. Preference Shares represent the entire issued share capital of the Company on Closing. Schedule 4.3(d) contains a true and accurate copy of the Company’s statutory register of members detailing the holders of the entire issued share capital of the Company, including the class and number of shares held, the date of issue/transfer of those shares and details of any redemptions or conversions of capital relevant to that holder. Other than the Shares, the New Shares, the E.I. Preference Shares and the Company Share Options, the Company has never issued any securities of any nature. All of the Shares and the E.I. Preference Shares are free and clear of any encumbrance, claim or lien of any kind with respect thereto and there is no agreement or commitment to give or create any and no claim has been made by any Person entitled to any.

(c) The Shares and the E.I. Preference Shares and all shares held by the Company in any Company Subsidiary have been validly issued and allotted and are fully paid up.

(d) As of the Closing, and save for the Shares, the New Shares, and the EI Preference Shares, there are no issued, reserved for issuance or outstanding: (i) equity interests in, other voting securities of or other ownership interests in the Company; (ii) securities of the

Company convertible into or exchangeable for equity interests in, other voting securities of or other ownership interests in the Company; (iii) warrants, calls, options or other rights to acquire from the Company, or other obligations of the Company to issue, any equity interests in, other voting securities of or other ownership interests in the Company or securities directly or indirectly convertible into or exercisable or exchangeable for equity interests in, other voting securities of or other ownership interests in the Company; or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any equity interests in, other voting securities of or other ownership interests in the Company.

(e) Accurate and complete copies of the Company Share Option Plan, and of the forms of all agreements and instruments relating to or issued thereunder are listed in Schedule 4.3(e) and are in the Data Room. Such agreements, instruments and forms have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement any such agreements, instruments or forms.

4.4 Compliance with Applicable Laws. The Company and each Company Subsidiary is, and has at all times since January 1, 2010, been in compliance in all material respects with all Applicable Laws. Since January 1, 2010, neither the Company nor any Company Subsidiary has received any written notice or other written communication from any Government Authority or any other Person regarding any actual or alleged violation of, or failure to comply with, any Applicable Law.

4.5 Company Financial Statements and Management Accounts.

(a) The audited financial statements of the Company and of each Company Subsidiary, and the audited consolidated financial statements of those companies, prepared in accordance with Irish legislation as in force and applicable to the Company or each Company Subsidiary, as the case may be, in respect of such accounting reference period, comprising, in each case, the balance sheet, the profit and loss accounts, the notes to the accounts, the directors’ and auditors’ reports and cash flow statement for each of the three consecutive accounting reference periods the last of which ended on December 31, 2012, copies of which are in the Data Room, “Company Financial Statements”, were each: (i) prepared in accordance with Applicable Law and accounting principles and practices generally accepted in Ireland at the time they were audited; and (ii) subject to (i), were prepared on the same basis and in accordance with the same accounting principles and practices, consistently applied, as the audited financial statements for the previous three financial periods; (iii) are complete and accurate in all respects and in particular include full provision for bad and doubtful debts, for old depreciated and unsaleable stock and for Tax on profits (whether of an income or capital nature) relating to any period ending on or before the date to which they are respectively made up; (iv) show a true and fair view of the financial position of the Company and the Company Subsidiaries to which they relate, and of the Company and the Company Subsidiaries as a whole at each accounting reference date to which they relate and of the profits or losses of the Company and the Company Subsidiaries to which they relate, and of the Company and the Company Subsidiaries as a whole, for each accounting period to which they relate; and (v) except as they expressly disclose, are not affected by any extraordinary, exceptional or non-recurring items. The Company has not had any material dispute with any of its auditors regarding accounting matters or policies during any of its past three (3) full fiscal years or during the current fiscal year that is currently outstanding or that resulted (or would reasonably be expected to result) in an adjustment to, or any restatement of, the Company Financial Statements. No current or former independent auditor for the Company has resigned or been dismissed from such capacity as a result of or in connection with any disagreement with the Company on a matter of accounting practices.

(b) The Management Accounts for the ten (10) month period ended October 31, 2013, copies of which are in the Data Room, have been prepared with reasonable care and diligence, were prepared on the same basis and in accordance with the same accounting principles and practices, consistently applied, as the management accounts and the consolidated financial statements of the Company and each Company Subsidiary for the previous financial periods, and reflect in all material respects the financial and trading position of the Company and each Company Subsidiary as of October 31, 2013. The Management Accounts have been prepared in accordance with the accounting principles adopted in preparing the Company Financial Statements with the exception that the Management Accounts are not audited, do not include disclosure in the form of notes, do not include a directors’ report and do not reflect any year-end adjustments, which are generally only made in respect of the year-end accounts of the Company and each Company Subsidiary. Such year-end adjustments are not expected, either individually or in the aggregate, to be material. Except as required by accounting principles and practices generally accepted in Ireland, the Company has not, between the last day of its most recently ended fiscal year and the date of this Agreement, made or adopted any material change in its accounting methods, practices or policies in effect on such last day of its most recently ended fiscal year.

4.6 Title to Property. The Company and the Company Subsidiaries have good, valid and marketable title to all of their respective tangible material properties and tangible assets of a value in excess of $10,000, both real and personal reflected in the Company Financial Statements and the Management Accounts as being owned by the Company or the Company Subsidiaries, and have valid leasehold interests in all of their respective material leased properties and assets, in each case, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character other than Permitted Liens (except that no representation is made with respect to liens imposed against the owner of any leased properties or assets). Schedule 4.6 identifies each parcel of real property owned or leased by the Company or any of the Company Subsidiaries.

4.7 Power of Attorney. There are no powers of attorney given by the Company or any Company Subsidiary except any given incidental to and for the purposes of enforcement of any security.

4.8 Absence of Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has any material liability (whether absolute, accrued, contingent or otherwise) that would be required by Irish generally accepted accounting principles to be reflected on a balance sheet, other than: (a) liabilities, accounts payable and accrued expenses reflected on the Management Accounts; (b) liabilities that have been incurred by the Company since October 31, 2013 in the ordinary course of business consistent with past practice;

(c) liabilities for performance of obligations under Company Contracts listed in the Disclosure Schedules, to the extent such liabilities are expressly set forth in such Company Contracts, and other Contracts entered into in the ordinary and usual course that are not required to be listed in the Disclosure Schedules; and (d) liabilities and obligations incurred in connection with, or which have arisen under or pursuant to, this Agreement.

4.9 Absence of Changes or Events. Since December 31, 2012: (a) there has been no material adverse change in the financial or trading position of the Company or any Company Subsidiary and, to the Knowledge of the Company, there are no circumstances that have arisen which give rise to any such change; (b) the business of the Company and the Company Subsidiaries has been carried on in the ordinary and usual course and in the same manner (including nature and scope) as in the past in all material respects; (c) no asset of a value in excess of $10,000 has been acquired or disposed of on capital account or has been agreed to be acquired or disposed of and no contract involving expenditure by it on capital account has been entered into by the Company or any Company Subsidiary; (d) no debts or other receivables of a value in excess of $25,000 and no trading stock, goods, plant, machinery or equipment of the Company or any Company Subsidiary have been factored or sold outside the ordinary course of business; (e) neither the Company nor any Company Subsidiary has offered price reductions or discounts or allowances on sales of products or services or provided them at less than cost to an extent which may materially affect its profitability; and (f) no change in the accounting reference period of the Company or any Company Subsidiary has been made. All book debts shown in the Company Financial Statements have been realized for an aggregate sum not being materially less than that shown in the Company Financial Statements and no indication has been received that any debt of a value in excess of $25,000 now owing to the Company or any Company Subsidiary is uncollectable.

4.10 Share Capital of Subsidiaries. The Company is the legal and beneficial owner of all issued share capital and of all of the outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries. All of such shares or other equity interests have been duly authorized and are validly issued, fully paid, non-assessable and free of preemptive rights with respect thereto and are owned by the Company free and clear of any claim, lien or encumbrance of any kind with respect thereto, in each case other than Permitted Liens. There are no proxies or voting agreements with respect to such shares or other equity interests, and there are no existing options, warrants, calls, subscriptions or other rights or other agreements or commitments obligating the Company or any of the Company Subsidiaries to issue, transfer, sell, repurchase or redeem any shares of capital stock or other equity securities of any Company Subsidiary or any other securities convertible into, exercisable for, or evidencing the right to subscribe for any such shares (collectively, the “Company Subsidiary Securities”). Except as set forth in Schedule 4.10, the Company does not directly or indirectly own any interest in any Person.

4.11 Litigation.

(a) Except as set forth in Schedule 4.11: (i) to the Knowledge of the Company, there is no private or governmental investigation (an “Investigation”) and (ii) there is no claim, action, suit (whether in law or in equity), arbitration, mediation or proceeding of any nature (each, an “Action”) pending or, to the Knowledge of the Company, threatened, in each case, against the Company, any of the Company Subsidiaries or any of their respective officers, directors and managers (in their capacities as such), or involving any of their respective material assets, before any Government Authority, arbitrator or mediator. There is no Action pending or, to the Knowledge of the Company, threatened which in any manner challenges, seeks to or is reasonably likely to prevent, enjoin, alter or delay the consummation of any of the Transactions.

(b) There is no outstanding judgment, order, writ, injunction, rule or decree of any arbitrator, mediator or Government Authority (each, an “Order”) to which the Company, any Company Subsidiary or any of their respective assets is a party or by which the Company, any Company Subsidiary or any of their respective assets is bound, the terms of which have not been satisfied in all material respects by the Company or such Company Subsidiary.

4.12 Insurance. Schedule 4.12 lists: (i) all insurance policies (including all employee/workers’ compensation insurance policies) covering the business, properties or assets of the Company and the Company Subsidiaries or any Company Employee Benefit Plan or its fiduciaries; (ii) the premiums and coverages of such policies; and (iii) all claims in excess of $5,000 made against any such policies since January 1, 2010. All such policies listed in Schedule 4.12 are in effect, are accurate and complete in all material respects and have been made available in the Data Room. The Company has not received written notice of the cancellation or threat of cancellation of any of such policies.

4.13 Contracts and Commitments.

(a) Except as set forth in Schedule 4.13, neither the Company nor the Company Subsidiaries is a party to or bound by any of the following:

(i) any Contract that provides for post-employment or post-consulting liabilities or obligations of the Company or any Company Subsidiary, including severance pay;

(ii) any Contract or Company Employee Benefit Plan under which payments or obligations of the Company or any Company Subsidiary will be increased, accelerated or vested by the occurrence (whether alone or in conjunction with any other event) of any of the Transactions, or under which the value of the payments or obligations will be calculated on the basis of any of the transactions contemplated by this Agreement, whether pursuant to a change in control or otherwise;

(iii) any Contract currently in force relating to the disposition or acquisition of assets where the fair market value of such assets exceeds $10,000, in each case other than inventory sold in the ordinary course of business and consistent with past practice;

(iv) any Contract relating to an ownership interest in any corporation, partnership, joint venture or other business enterprise or Person, excluding wholly owned Company Subsidiaries;

(v) any Contract for the purchase of materials, supplies, equipment or services, under which the aggregate payments made to one party or group of related parties during the past twelve (12) months exceeded, or for the following twelve (12) months is expected by the Company to exceed, $75,000;

(vi) any Contract for the licensing of Software or for the provision of hardware or services, in each case by the Company or any of the Company Subsidiaries, excluding licenses covering “off-the-shelf” or “shrink wrap” products and technology;

(vii) any Contract relating to the guarantee (whether absolute or contingent) by the Company or any of the Company Subsidiaries of (A) the performance of any other Person (other than the Company or a wholly owned Company Subsidiary) or (B) the whole or any part of the indebtedness or liabilities of any other Person (other than the Company or a wholly owned Company Subsidiary);

(viii) any Contract relating to the indemnification of officers, directors, managers or agents;

(ix) any Contract containing an obligation to indemnify any Person in an amount that exceeds the cash consideration actually received by the Company or any Company Subsidiary pursuant to such Contract;

(x) any power of attorney authorizing the incurrence of an obligation on the part of the Company or the Company Subsidiaries;

(xi) any Contract which limits or restricts (A) where the Company or any of the Company Subsidiaries may conduct business, (B) the type or lines of business (current or future) in which the Company or any of the Company Subsidiaries may engage or (C) any acquisition of assets or stock (tangible or intangible) by the Company or any of the Company Subsidiaries;

(xii) any Contract under which the aggregate payments or receipts for the past twelve (12) months exceeded, or for the following twelve (12) months is expected by the Company to exceed, $75,000;

(xiii) any Contract for the borrowing or lending of money, or the availability of credit (except credit extended by the Company or any of the Company Subsidiaries to customers in the ordinary course of business and consistent with past practice);

(xiv) any Contract relating to any hedging, option, derivative or other similar transaction and any foreign exchange position or contract for the exchange of currency;

(xv) any collective bargaining agreements;

(xvi) any material Contract or arrangement which relates to matters not within the ordinary course of the business or not entirely on an arm’s length basis;

(xvii) any Contract or arrangement between the Company or any of the Company Subsidiaries, on the one hand, and any of the Company’s directors or any Person connected with such director, on the other hand; or

(xviii) any Contract relating to the employment of individuals.

Each Contract of the type described in this Section 4.13(a) and in existence as of the date hereof is listed in Schedule 4.13 and referred to herein as a “Company Contract”.

(b) An accurate and complete copy, in all material respects, of each Company Contract (including all amendments thereto) is available in the Data Room.

(c) Neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any other party to a Company Contract, is in breach, violation or default under, or has received written notice that it has breached, violated or defaulted under (nor, to the Knowledge of the Company, has any event occurred which, with the passage of time or the giving of notice or both, would constitute such a breach, violation or default under), any warranty or condition of any Company Contract. Neither the Company nor any of the Company Subsidiaries has failed to comply with any applicable warranty or other contractual commitment in a Company Contract relating to the use, functionality or performance of any Company Software or any Company Product containing, supported, hosted or provisioned by, or used in conjunction with any Company Software.

(d) Each Company Contract is a valid, binding and enforceable obligation of the Company and any applicable Company Subsidiary and, to the Knowledge of the Company, the other party or parties thereto in accordance with its terms and is in full force and effect, in each case except to the extent enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally or by general equitable principles or by principles of good faith and fair dealing (regardless of whether enforcement is sought in equity or at law) (collectively, “Creditor’s Rights”).

(e) Neither the Company, nor any of its present directors, officers, nor any Person connected with a present director or officer, now has, either directly or indirectly, an interest in nor agents, consultants or employees, now has, either directly or indirectly, a material interest in:

(i) any entity which supplies or supplied material services or products to the Company or purchases or purchased from the Company any material goods or services, or otherwise does or did material business with the Company; or

(ii) any Company Contract.

4.14 Intellectual Property.

(a) Schedule 4.14(a) identifies and describes all material proprietary products or services developed, manufactured, marketed or sold by or on behalf of the Company or any of the Company Subsidiaries, including products or services currently under development by the Company or any of the Company Subsidiaries (the “Company Products”).

(b) Schedule 4.14(b) accurately identifies: (i) each item of Registered IP in which the Company or any of the Company Subsidiaries has an ownership interest of any nature (whether exclusively, jointly with another Person, or otherwise); (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number and the current status of such registration; and (iii) any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest.

(c) Schedule 4.14(c) accurately identifies: (I) all Software, patents, trademarks, data and copyrightable images licensed to the Company or any of the Company Subsidiaries (other than (A) any non-customized software that (i) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license, (ii) is not incorporated into any of the Company Products and (iii) is generally available on standard terms for less than $10,000 and (B) any data that (i) is not relevant to any of the Company Products and (ii) is generally available on standard terms for less than $10,000); (II) the corresponding Contract(s) pursuant to which such Intellectual Property Rights are licensed to the Company or any of the Company Subsidiaries; and (III) whether the license or licenses granted to the Company or any of the Company Subsidiaries are exclusive or non-exclusive.

(d) Schedule 4.14(d) accurately identifies each Contract currently in effect, or in which any rights or obligations are outstanding or have continuing effect, pursuant to which any Person has been granted any license under, or otherwise has received or acquired or otherwise holds any claim, right (whether or not currently exercisable) or interest in, any Company IP (other than non-exclusive, object code licenses to the Company Products granted to customers in the ordinary course of business consistent with past practice). Neither the Company nor any of the Company Subsidiaries is bound by, and no Company IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any of the Company Subsidiaries to use, exploit, assert or enforce any Company IP anywhere in the world.

(e) The Sellers have provided to Purchaser an accurate and complete copy of each standard form of Company IP Contract used by the Company or any of the Company Subsidiaries, including each standard form of: (i) end user license agreement; (ii) product or service support agreement; (iii) statement of work used by the Company or any of the Company Subsidiaries in the three (3) year period prior to Closing; (iv) distributor or reseller agreement; (v) employee agreement containing any assignment or license of Intellectual Property Rights or any confidentiality provision; (vi) consulting or independent contractor agreement containing any assignment or license of Intellectual Property Rights or any confidentiality provision; and (vii) confidentiality or nondisclosure agreement. Schedule 4.14(e) accurately identifies each Company IP Contract that deviates in any material respect from the corresponding standard form agreement provided to Purchaser.

(f) The Sellers have provided to Purchaser an accurate and complete summary of all royalties, fees, commissions and other amounts payable by the Company to any other Person upon or for the use of any Company IP.

(g) The Company and the Company Subsidiaries exclusively own all rights, title and interest to and in the Company IP (other than Intellectual Property Rights exclusively licensed to the Company or the Company Subsidiaries) free and clear of any encumbrances (other than non-exclusive licenses granted pursuant to the Contracts listed in the Disclosure Schedules). Without limiting the generality of the foregoing:

(i) Except as set forth in Schedule 4.14(g) each Person who is or was an employee or contractor of the Company or any of the Company Subsidiaries and who is or was involved, since January 1, 2009, in the creation or development of any Company IP has signed an agreement, which is valid and enforceable against such employee or contractor, containing an assignment of Intellectual Property Rights to the Company or one of the Company Subsidiaries and confidentiality provisions protecting the Company IP. No current or former stockholder, officer, director, employee, consultant or contractor of the Company or any of the Company Subsidiaries has asserted in writing any claim, right (whether or not currently exercisable) or interest to or in any Company IP. To the Knowledge of the Company, no employee of the Company or any of the Company Subsidiaries is: (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or any of the Company Subsidiaries; or (B) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality obligations.

(ii) No funding, facilities or personnel of any Government Authority were used directly to develop or create, in whole or in part, any Company IP.

(iii) The Company and the Company Subsidiaries have taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all proprietary information that the Company or any of the Company Subsidiaries holds, or purports to hold, as a trade secret.

(iv) Neither the Company nor any of the Company Subsidiaries have agreed to assign or otherwise transfer ownership of any Company IP to any other Person.

(v) Neither the Company nor any of the Company Subsidiaries are, and neither the Company nor any of the Company Subsidiaries ever were, a member or promoter of, or a contributor to, any industry standards body or similar organization that requires or obligates the Company or any of the Company Subsidiaries to grant or offer to any other Person any license or right to any Company IP.

(vi) The Company and the Company Subsidiaries own or otherwise have a valid and enforceable license to, and possess, all Intellectual Property Rights and technology needed to conduct their respective businesses as currently conducted and, to the Knowledge of the Company and the Company Subsidiaries (i) will continue to own or otherwise have a valid and enforceable license to, and will continue to possess, all Intellectual Property Rights and technology needed to conduct their respective businesses as currently conducted, and (ii) own and will continue to own or otherwise have a valid and enforceable license to, and to possess, all Intellectual Property Rights and technology needed to conduct their respective businesses as proposed to be conducted.

(h) All Company IP is valid, subsisting, and enforceable. Without limiting the generality of the foregoing:

(i) Each U.S. patent application and U.S. patent in which the Company or any of the Company Subsidiaries has an ownership interest, or which is set forth in Schedule 4.14(b), was filed within one (1) year of a printed publication, public use or offer for sale of each invention described in the U.S. patent application or U.S. patent. Each Irish patent application and Irish patent in which the Company or any of the Company Subsidiaries has an ownership interest, or which is set forth in Schedule 4.14(b), was filed or claims priority to a patent application filed prior to each invention described in the foreign patent application or foreign patent being made available to the public. Each foreign patent application and foreign patent in which the Company or any of the Company Subsidiaries has an ownership interest, or which is set forth in Schedule 4.14(b), was filed or claims priority to a patent application filed prior to each invention described in the foreign patent application or foreign patent being made available to the public.

(ii) To the Knowledge of the Company, no event or circumstance (including a failure to exercise adequate quality controls and an assignment in gross without the accompanying goodwill) has occurred or exists that has resulted in, or would reasonably be expected to result in, the abandonment of any trademark (whether registered or unregistered) owned, used or applied for by or on behalf of the Company or any of the Company Subsidiaries.

(iii) Each item of Company IP that is Registered IP is and at all times has been in compliance with all legal requirements and all filings, payments and other actions required to be made or taken to maintain such item of Company IP in full force and effect have been made by the applicable deadline. No application for a patent filed by or on behalf of the Company or any of the Company Subsidiaries at any time has been abandoned, allowed to lapse, or rejected. Schedule 4.14(b) accurately identifies and describes each action, filing and payment that must be taken or made on or before the date that is ninety (90) days after Closing in order to maintain such item of Company IP in full force and effect.

(iv) No interference, opposition, reissue, re-examination or other Action is, or since June 30, 2008 has been, pending or, to the Knowledge of the Company, threatened, in which the scope, validity or enforceability of any Company IP is being, has been or could reasonably be expected to be contested or challenged. To the Knowledge of the Company, there is no basis for a claim that any Company IP is invalid or unenforceable.

(i) To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company IP. Schedule 4.14(i) accurately identifies (and the Company has provided to Purchaser an accurate and complete copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to the Company or any of the Company Subsidiaries or any of its or their respective Representatives in the two (2) years before Closing regarding any actual, alleged or suspected infringement or misappropriation of any Company IP, and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

(j) Neither the execution, delivery or performance of this Agreement nor the consummation of any of the Transactions contemplated hereby, will, with or without notice or lapse of time, result in or give any other Person the right or option to cause or declare: (i) a loss of, or encumbrance on, any Company IP; (ii) a breach of any license agreement listed or required to be listed in the Disclosure Schedules; (iii) the release, disclosure or delivery of any

Company IP by or to any escrow agent or other Person; or (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP.

(k) Neither the Company nor any of the Company Subsidiaries has ever infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated any Intellectual Property Right of any other Person. Without limiting the generality of the foregoing:

(i) No product, information, or service ever manufactured, produced, distributed, published, used, provided, or sold by or on behalf of the Company or any of the Company Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property Rights of any other Person; provided that the foregoing shall be to the Knowledge of the Company with respect to any stand-alone product, information, and service of a third party that is not incorporated into, combined with, or bundled with the proprietary products, information, or services of the Company or any of the Company Subsidiaries.

(ii) No infringement, misappropriation or similar claim or Action is pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries or against any other Person who may be entitled to be indemnified, defended, held harmless or reimbursed by the Company or any of the Company Subsidiaries with respect to such claim or Action. Neither the Company nor any of the Company Subsidiaries has received any written notice, or, to the Knowledge of the Company, any other communication (in writing or otherwise) relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property Rights of another Person and, to the Knowledge of the Company, there are no facts or circumstances which would be likely to form the basis for any such claim or allegation.

(iii) Except as set forth in Schedule 4.14(k), neither the Company nor any of the Company Subsidiaries are bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to any infringement or misappropriation of Intellectual Property Rights or similar claim. Neither the Company nor any of the Company Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property Rights.

(l) No claim or Action involving any Intellectual Property Right licensed to the Company or any of the Company Subsidiaries is pending or, to the Knowledge of the Company has been threatened, except for any such claim or Action that, if adversely determined, would not materially adversely affect: (i) the use or exploitation of such Intellectual Property Right by the Company; or (ii) the manufacturing, distribution or sale of any Company Product.

(m) Set forth in Schedule 4.14(m) is a complete and accurate list of all currently known P1 and P2 bugs, defects and errors in Software exploited or under development by the Company or any of the Company Subsidiaries (other than non-customized third-party Software licensed to the Company for internal use on a non-exclusive basis) (collectively, “Company Software”) that is currently marketed as a Company Product.

(n) Except as otherwise set forth in Schedule 4.14(n), the Company has not intentionally introduced into the Company Software any “back door,” “drop dead device” or “time bomb” and, to the Knowledge of the Company, the Company Software does not contain any “back door,” “drop dead device,” or “time bomb.” The Company utilizes industry standard tools to protect against “Trojan horse,” “virus,” “worm” or “disabling code” (as such terms are commonly understood in the Software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device which connects to or accesses such code or on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent and, to the Knowledge of the Company, the Company Software does not contain any of the foregoing.

(o) Schedule 4.14(o) lists all technology escrow agreements to which the Company or any of the Company Subsidiaries are a party and lists all other parties thereto. Except as set forth in Schedule 4.14(o), no source code for any Company Software has been delivered, licensed or made available to any escrow agent or other Person. Except as set forth in Schedule 4.14(o), neither the Company nor any of the Company Subsidiaries has a duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Company Software to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of the source code for any Company Software to any escrow agent or other Person. Except as set forth in Schedule 4.14(o), no Company Software or Company IP exploited or currently being developed by the Company or any of the Company Subsidiaries has been licensed, distributed or otherwise made available as Open Source Technology.

(p) Except as set forth in Schedule 4.14(p)(A), no Company Software or other technology exploited or currently being developed by the Company or any of the Company Subsidiaries is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any Open Source License) that: (i) requires or conditions the use or distribution of such Company Software or other technology on, the disclosure, licensing or distribution of any source code for any portion of such Company Software or other technology; or (ii) otherwise imposes any limitation, restriction or condition on the right or ability of the Company or any of the Company Subsidiaries to use, distribute or provide access to any Company Software or other technology. Except as set forth in Schedule 4.14(p)(B), no Open Source Technology was or is used in, incorporated into, derived from, dynamically linked to, integrated, distributed or bundled with, or used in the development or compilation of, any Company Software or other technology exploited or currently being developed by the Company or any of the Company Subsidiaries.

4.15 Taxes.

(a) All liabilities, whether actual, deferred, contingent or disputed, of the Company or any of the Company Subsidiaries for Tax measured by reference to income, profits or gains earned, accrued or received on or before December 31, 2012 or arising in respect of an event occurring or deemed to occur on or before December 31, 2012 are fully provided for or (as appropriate) disclosed in accordance with generally accepted accounting principles in the Company Financial Statements. All other warranties relating to specific Tax matters set out in this Section 4.15 are made without prejudice to the generality of this Section 4.15(a).

(b) Since December 31, 2012:

(i) the Company has not and none of the Company Subsidiaries have been involved in any transaction which has given or may give rise to a liability to Taxation on any of them (or would have given or might give rise to such a liability but for the availability of any relief) other than Taxation in respect of normal trading income, receipts or payments of the Company or any of the Company Subsidiaries arising from transactions entered into by them in the ordinary course of business;

(ii) no payment (excluding payments not exceeding $10,000 in aggregate) has been made by the Company or any of the Company Subsidiaries which will not be deductible for the purposes of Tax, either in computing the profits of the Company and any of the Company Subsidiaries or in computing the Tax or corresponding Taxation chargeable on them.

(c) The Company and each of the Company Subsidiaries has paid all Tax shown on its tax returns as payable where the due date for payment of such Tax is prior to the date of this Agreement. All material returns, notifications, computations, registrations and payments relevant to any Taxation have been filed by the Company and each of the Company Subsidiaries and the Company and each of the Company Subsidiaries has supplied all other material information required to be supplied to all relevant Tax Authorities and has in its possession all material records and documentation which they are obliged to hold, preserve or retain under any Taxation statute.

(d) The Company and each of the Company Subsidiaries are not currently involved in any dispute with any Tax Authority. The Company and each of the Company Subsidiaries is not nor has in the last seven (7) years been the subject of any investigation or non-routine visit by any Tax Authority and to the Knowledge of the Company, in relation to the Company and each Company Subsidiary there is no planned investigation, enquiry, audit or non routine visit by any Tax Authority and there are no facts which might cause such an investigation, enquiry, audit or non routine visit to be instituted.

(e) Within the past seven (7) years, the Company and each of the Company Subsidiaries has not paid or become liable to pay, and, to the Knowledge of the Company, there are no circumstances by reason of which it or they may become liable to pay to any Tax Authority, any penalty, fine, surcharge or interest in respect of any Taxation (including in respect of any failure to make any return, give any notice or supply any information to any relevant Tax Authority or to pay any Taxation on the due date for payment).

(f) The Company and each Company Subsidiary is and has at all times in the last seven (7) years been resident in its country of incorporation for Tax purposes and is not and has not at any time in that period been treated as resident in any other jurisdiction for any Tax purpose (including any double taxation arrangement). The Company and each Company Subsidiary is not subject to Tax in any jurisdiction other than its place of incorporation by virtue of having a permanent establishment or other place of business in that jurisdiction.

(g) To the Knowledge of the Company, the Company and each Company Subsidiary has not in the last seven (7) years carried out or caused or permitted to be carried out any transaction in respect of which consent or clearance was required from any Tax Authority without such consent or clearance having been first properly obtained.

(h) The implementation of the transaction contemplated by this Agreement will not give rise to any deemed (as distinguished from actual) disposal or realization by the Company or any Company Subsidiary of any asset or liability for any Tax purpose other than as expressly set forth in Schedule 4.15(h).

(i) The Company and each Company Subsidiary has made all deductions and retentions of or on account of Tax as it was or is obliged to make and all such payments of or on account of Tax as should have been made to any Tax Authority in respect of such deductions or retentions.

(j) In this Section 4.15(j), “employee” means an employee of the Company or any Company Subsidiary or any person who is, has been or could be, treated as an employee of the Company or any Company Subsidiary for Taxation purposes by any Tax Authority.

(i) The Company and each Company Subsidiary has not made, nor agreed to make, any payment to, or provided or agreed to provide any benefit for, any director or former director, officer or employee of the Company or any Company Subsidiary, whether as compensation for loss of office, termination of employment or otherwise, other than pursuant to their employment contract or service agreement, as the case may be, with the Company (or one or either of the Company Subsidiaries), whether up to or after December 31, 2012.

(ii) Schedule 4.15(j) contains details of all employee benefits schemes associated with the Company or any Company Subsidiary approved by any Tax Authority (“Approved Schemes”). To the Knowledge of the Company there are no circumstances under which any Tax Authority may withdraw approval of any such Approved Scheme.

(iii) All amounts payable to any Tax Authority in the last seven (7) years in respect of any employee (including any Taxation deductible from any amounts paid to an employee, and any national insurance, social insurance, social fund or similar contributions required to be made in respect of employees) by the Company or any Company Subsidiary up to the date of this Agreement have been duly paid and the Company and each Company Subsidiary has made all such deductions and retentions as should have been made under Applicable Laws or regulations.

(iv) Schedule 4.15(j) sets out all employment related securities or securities options (including shares in the Company or any Company Subsidiary and options over them) that have been issued, granted or transferred in respect of employment or office with the Company or any Company Subsidiary.

(v) Schedule 4.15(j) sets out all securities, options over securities or interests in securities in respect of which the Company or any Company Subsidiary may have to account for income Tax or national insurance, social insurance, social fund or similar contributions liabilities (or equivalent obligations in any jurisdiction) of any employee.

(k) All rents, interest, or other sums of an income nature (“Income Expenses”) paid under any obligation incurred by the Company or any Company Subsidiary in the seven (7) years prior to Closing and for which a Tax deduction has been claimed have been deductible for the purposes of Tax.

(l) All transactions between the Company and any Company Subsidiary, or between any Company Subsidiaries, have been and are on fully arm’s length terms and, so far as required by Applicable Law, the process by which prices and terms have been arrived at have, in each case, been fully documented. To the Knowledge of the Company, there are no circumstances which would cause any Tax Authority to make any adjustment for Tax purposes, or require any such adjustment to be made, to the terms on which any such transaction is treated as taking place, and no such adjustment has been made or attempted in fact. Without prejudice to the generality of the preceding statement, neither the Company nor any of the Company Subsidiaries are or could be treated as thinly capitalized for any Tax purpose. To the Knowledge of the Company, there are no circumstances which could cause any Tax Authority to deny relief for interest paid by the Company or any Company Subsidiary, and no such relief has been denied in fact.

(m) For the purposes of this Section 4.15(m) the expression “VAT legislation” includes any relevant enactments in relation to VAT and all other enactments in relation to VAT and all notices, provisions and conditions made or issued thereunder including the terms of any agreement reached with any relevant Tax Authority or any concession referred to in this Section 4.15(m). In relation to the Company and each Company Subsidiary:

(i) it is registered for the purposes of VAT, has been so registered at all times that it has been required to be registered by VAT legislation and such registration is not subject to any conditions imposed by or agreed with the relevant Tax Authority;

(ii) it has complied with and observed in all material respects the terms of VAT legislation;

(iii) it has maintained and obtained at all times complete, correct and up-to-date records, invoices and other documents (as the case may be) as required by Applicable Law and has preserved such records, invoices and other documents in such form and for such periods as are required by VAT legislation;

(iv) it is not and has not been treated as a member of a group for the purposes of VAT legislation, and has not applied for such treatment or, if it has been so treated, it has accounted to the representative member of the relevant group for all VAT that is properly attributable to it;

(v) in the past seven (7) years it has not made any voluntary disclosure relating to VAT to any relevant Tax Authority; and

(vi) it is not in arrears with any VAT payments or returns.

(n) All documents in the possession or under the control of the Company and each Company Subsidiary which establish or are necessary to establish the title of the Company or any Company Subsidiary to any asset, and in respect of which any stamp duty or similar Tax is payable, have been duly stamped and (where appropriate) adjudicated, and any applicable stamp duties or similar duties or charges in respect of such documents have been duly accounted for and paid.

(o) Within the two (2) years ending on the date of this Agreement neither the Company nor any of the Company Subsidiaries has made any claim for relief or exemption under Section 79 or Section 80 of the Stamp Duties Consolidation Act 1999 of Ireland and no such claim will be made prior to Closing.

(p) All duties, fees and penalties payable in respect of the capital of the Company and each Company Subsidiary (including any premium over nominal value at which any share was issued) have been duly accounted for and paid, and, to the Knowledge of the Company, there are no circumstances under which any relief obtained against payment of any such amount could be withdrawn.

(q) The Company and each of the Company Subsidiaries has not disposed of or acquired any asset in circumstances such that a price other than the price actually paid may be substituted for Tax purposes. No allowable loss which might accrue on the disposal by the Company or any Company Subsidiary of any asset is liable to be reduced or eliminated and no chargeable gain is liable to be created or increased by virtue of any depreciatory transaction or reduction in value of that or any related asset for the purposes of the TCA Tax on chargeable gains.

(r) No transaction, act, omission or event has occurred in consequence of which the Company or any Company Subsidiary is or may be held liable for any Tax of any person or may otherwise be held liable for or to indemnify any person in respect of Tax that is primarily or directly chargeable against or attributable to any person other than (as applicable) the Company or relevant Company Subsidiary concerned.

(i) No distribution or deemed distribution has been made (or will be deemed to have been made) by the Company or any Company Subsidiary except dividends shown in their statutory accounts, and neither the Company nor any Company Subsidiary is bound to make any such distribution.

(ii) No Taxable profit or gain would accrue on the disposal or settlement of any debt owed to the Company or any Company Subsidiary at the value of that debt adopted for the purposes of the Company Financial Statements.

(s) For purposes of the TCA, neither the Company or any Company Subsidiary has claimed or been granted exemptions from Taxation in connection with reorganizations during the current financial year or the previous seven (7) financial years and reorganizations which take effect on or before Closing will not give rise to the assessment or payment of Taxation after Closing.

(t) Schedule 4.15(t) gives details of all Tax grouping arrangements and agreements in connection with being a member of a group for any Tax purpose that the Company and each Company Subsidiary has been party to in the seven (7) years prior to Closing. The Company and each Company Subsidiary has not and shall not become liable to Tax as a result of the entering into or performance of this Agreement provided however and for the avoidance of doubt the Sellers shall not be liable under this Section 4.15(t) to the extent that any Tax arises as a result of the net operating losses carried forward not being available by virtue of the provisions of Section 401 of the TCA and/ or Section 382 of the Code. The Company and each Company Subsidiary have not or will not be, obliged to make or entitled to receive any payment in respect of any amount surrendered by way of group relief to or by the Company or any Company Subsidiary (as applicable) in respect of any period ending on or before Closing.

(u) No transactions or arrangements involving the Company or any Company Subsidiary has taken place or is in existence where alternative amounts could be substituted for amounts actually paid under any Tax statute. Neither the Company nor any Company Subsidiary is considered a close company for purposes of the TCA. Neither the Company nor any Company Subsidiary has received any notice under Section 811(6) of the TCA. No transactions to which the Company or any Company Subsidiary is and was a party constitute or form part of any Tax avoidance scheme in any jurisdiction. Neither the Company nor any Company Subsidiary has been involved in any transaction or series of transactions which, or any part of which, to the Knowledge of the Company may for any Tax purposes need to be specifically disclosed to a Tax Authority other than as part of routine periodic compliance or which is at risk of being disregarded, re-characterized or reconstructed by reason of any motive to avoid, reduce or delay a possible liability to Tax.

(v) There is no outstanding charge for the unpaid capital acquisitions Tax over any asset of the Company or any Company Subsidiary or in relation to any shares in the capital of the Company or any Company Subsidiary.

(w) During the past seven (7) years, neither the Company nor any of the Company Subsidiaries have been served with a notice of attachment under Section 1002 of the TCA.

(x) Neither the Company nor any Company Subsidiary (x) has been a member of any affiliated, consolidated, combined or unitary group filing a consolidated or combined Tax Return (other than a group the common parent of which was the Company) or (y) has any liability for the Taxes of any Person (other than the Seller or any of its Subsidiaries) under Reg. §1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(y) Neither the Company nor any Company Subsidiary is a party to, or bound by, or has any obligation under, any Tax allocation or sharing agreement or similar contract or arrangement or agreement that obligates it to make any payment computed by reference to Taxes, taxable income or taxable losses of any other person or entity. Any such agreements shall be terminated prior to Closing and shall not be binding upon the Company or Purchaser nor have any further legal effect post-Closing for any prior or future periods.

(z) No Seller, nor the Company or any Company Subsidiary, will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) indebtedness discharged with respect to which an election has been made under Code section 108(i);

(ii) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(iii) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;

(iv) deferred intercompany transactions or any excess loss account described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of state, local or foreign income Tax law);

(v) installment sale or open transaction disposition made on or prior to the Closing Date; or

(vi) prepaid amount received on or prior to the Closing Date other than as set forth in the Company Financial Statements or reflected in the Closing Working Capital.

(aa) Neither the Company nor any Company Subsidiary is a party to any agreement, contract, arrangement, or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code §280G (or any corresponding provision of state, local, or foreign Tax law).

(bb) Neither the Company nor any Company Subsidiary is or has ever been a United States Real Property Holding Corporation (as defined in Section 897(c)(2) of the Code).

4.16 Employment and Labor Contracts.

(a) Schedule 4.16(a) sets forth a true, complete and correct list of the employees of the Company and the Company Subsidiaries, their material terms and conditions of employment (including emoluments, current employer, place of employment, governing law, period of continuous employment, commencement date, type of contract, restrictive covenants, details in relation to any secondments, maternity or other leave including ill health and notice period (if applicable)). All individuals providing employment services to the

Company or any of the Company Subsidiaries are employed directly by the Company or any such Company subsidiaries. Each person whom the Company or any of the Company Subsidiaries has treated as an independent contractor or agency worker is listed in Schedule 4.16(a) and, to the Knowledge of the Company, qualifies as an independent contractor or agency worker and is identified accordingly under Applicable Laws. The name of each director of the Company and the Company Subsidiaries is set out in Schedule 4.1(c).

(b) Except as disclosed in Schedule 4.16(b), neither the Company nor any of the Company Subsidiaries is party to any union Contract or other collective bargaining agreement, nor, to the Knowledge of the Company, are there any activities or proceedings of any labor union for recognition or to organize any employees of the Company or any Company Subsidiary. Each of the Company and the Company Subsidiaries is in compliance in all material respects with all Applicable Laws respecting employment, labor and employment practices and occupational health and safety requirements.

(c) There is no labor strike, slowdown or stoppage in effect or, to the Knowledge of the Company, pending or threatened against the Company or any of the Company Subsidiaries. To the Knowledge of the Company, no petition for certification or equivalent filing has been filed or is pending or threatened to be filed before the National Labor Relations Board or any other relevant body (including the Labor Relations Commission or Labor Court in Ireland) with respect to any employees of the Company or any of the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries has any material obligations under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or Applicable Laws, with respect to any former employees or qualifying beneficiaries thereunder. To the Knowledge of the Company, there are no material complaints, disputes or controversies pending or threatened between the Company or any of the Company Subsidiaries and any of their respective employees, including contractors and agency staff. Except as disclosed in Schedule 4.16(c), the employment of each of the U.S. Employees is “at will” and neither the Company nor any Company Subsidiary has any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees. Neither the Company nor any Company Subsidiary is currently a party, or has since January 1, 2009 been a party, to any Contract whereby it leases employees, agency workers or other service providers from another Person.

(d) No current employee of the Company or any of the Company Subsidiaries with annual compensation of more than $100,000 has given notice of his or her intent to terminate his or her employment, nor, to the Knowledge of the Company, does any such employee intend to terminate or give notice of his or her intent to terminate, his or her employment with the Company or any of the Company Subsidiaries, as applicable. Neither the Company nor any of the Company Subsidiaries has given notice of its intent to terminate any employee’s or agency worker’s employment nor do they intend to terminate or give such notice.

(e) Neither the Company nor any Company Subsidiary is party to any dispute, whether under contract, statute, common law or equity, with any current or former employee, agency worker or independent contractor relating to their employment and or engagement, its termination or any reference given by the Company or any Company Subsidiary regarding such employee, agency worker or independent contractor.

(f) Neither the Company nor any Company Subsidiary has incurred any actual or contingent liability since January 1, 2009 in connection with the termination of the employment of its employees including redundancy payments or for failure to comply with an order for re-instatement or re-engagement of any employee.

(g) No current or former employee of the Company or any Company Subsidiary is, or since January 1, 2009 has been, employed by the Company or any Company Subsidiary to conduct business activities of the Company outside of Ireland and the United States.

(h) Neither the Company nor any of the Company Subsidiaries has been a party to a relevant transfer within the meaning of the European Communities (Protection of Employees on Transfer of Undertakings) Regulations 2003.

(i) Every employee and/or worker who requires permission to work in Ireland and elsewhere has the current and appropriate visa and or work permit / permission to do so.

(j) No offer of employment or engagement has been made by the Company or any Company Subsidiary that has not yet been accepted, or which has been accepted but where the employment or engagement has not yet started.

(k) Neither the Company nor the Company Subsidiaries or any of the Sellers is a party to or bound by or proposing to introduce in respect of any director or employee any redundancy payment scheme in addition to statutory redundancy pay nor is there any agreed procedure for redundancy selection.

(l) The Company and the Company Subsidiaries have complied in all material respects with the provisions of the Data Protection Acts 1988 and 2003 in respect of all personal data held or processed by them in relation to current and former employees, agency workers and independent contractors and directors.

(m) Neither the Company nor the Company Subsidiaries have altered or agreed to alter any of the terms of employment or engagement with any current or former employee or consultant of the Company or a Company Subsidiary in a manner such that the alteration will take effect after the date hereof.

(n) There are no sums owing to or from any current or former employee or worker other than reimbursement of expenses, wages for the current salary period, and holiday pay for the current holiday year.

(o) There are no loans or notional loans to any current or former director, employee or worker or any of their nominees or associates made or arranged by the Company or Company Subsidiaries.

(p) The Company and the Company Subsidiaries have maintained adequate and up-to-date records in all material respects in respect of all employees, agency workers and contractors.

(q) No employee is subject to a current disciplinary warning or procedure.

4.17 Employee Benefit Plans; ERISA.

(a) Schedule 4.17(a) lists all material: (i) “employee pension benefit plans” as defined in Section 3(2) of ERISA and any foreign pension plan or arrangement, including any occupational pension schemes within the meaning of Section 2(1) of the Pensions Act (“Pension Plans”) whether or not subject to ERISA; (ii) “employee welfare benefit plans” as defined in Section 3(1) of ERISA, or the local equivalent thereof, whether or not subject to ERISA including any occupational benefit scheme as defined in Section 65(1) of the Pensions Act (“Welfare Plans”); (iii) stock bonus, stock option, restricted stock, “phantom” stock, stock appreciation right, stock purchase or other equity compensation plans; bonus, profit-sharing or other incentive plans; deferred compensation arrangements; severance plans; holiday or vacation plans; sabbatical programs; relocation arrangements; or any other fringe benefit programs; and (iv) other material employee benefit or compensation plans, agreements (including any individual agreements), programs, policies or arrangements, in each case covering employees, directors and consultants of the Company, any Company Subsidiary or any of the Company ERISA Affiliates that either is maintained or contributed to by the Company, any of the Company Subsidiaries or any of the Company ERISA Affiliates or to which the Company, any of the Company Subsidiaries or any of the Company ERISA Affiliates is obligated to make payments or otherwise may have any liability (collectively, the “Company Employee Benefit Plans”).

(b) With respect to each Company Employee Benefit Plan, the Company and each of the Company Subsidiaries are in compliance in all material respects with, have performed all obligations required under, and are not subject to any material liability under, the applicable provisions of ERISA, the Code and other Applicable Laws and the terms of such Company Employee Benefit Plan. Each Company Employee Benefit Plan has been administered in compliance in all material respects with its terms and Applicable Laws, including ERISA and the Code. Each Company Employee Benefit Plan can be amended, terminated or otherwise discontinued at or after Closing in accordance with its terms without material liability to Purchaser, and the Company, any Company Subsidiary, any Company Employee Benefit Plan or the assets of such plan will not be subject to any surrender fees or service fees upon termination of such plan other than the normal and reasonable administrative fees associated with the termination of benefit plans.

(c) All contributions to, and payments from, the Company’s Pension Plans and the Company Subsidiaries’ Pension Plans which are required to have been made in accordance with the Company’s Pension Plans and the Company Subsidiaries’ Pension Plans have been timely made, and timely deposits of employee contributions have been made.

(d) Each of the Company’s Pension Plans and the Company Subsidiaries’ Pension Plans intended to qualify under Section 401(a) of the Code and the trusts, if any, maintained thereunder, are the subjects of a favorable determination or opinion letter from the United States Internal Revenue Service (the “IRS”) with respect to its qualification or Tax exemption, as the case may be, and nothing has occurred that could reasonably be expected to cause the revocation of such determination letter from the IRS or the unavailability of reliance on such opinion letter from the IRS, as applicable. No Company Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code has permitted investment in the Shares, the New Shares or the E.I. Preference Shares. Each Company Subsidiary Pension Plan which is an occupational pension plan within the meaning of Section 2(1) of the Pensions Act is an exempt approved scheme within the meaning of Chapter 1 of Part 30 of the TCA.

(e) Each Company Employee Benefit Plan that is subject to the laws of a jurisdiction other than the United States has been operated and administered in all material respects with Applicable Law. Each Company Employee Benefit Plan that is a foreign pension plan is a stakeholder scheme, a group personal pension plan, a group Personal Retirement Savings Account arrangement or an occupational pension scheme within the meaning of Section 2(1) of the Pensions Act. Neither the Company nor any Company Subsidiary has ever been a party to a plan providing defined benefits and to the Knowledge of the Company, except as has been otherwise disclosed, no employee is entitled to any lump sum benefit payable on early retirement, redundancy, disability or death.

(f) There are no: (i) Actions pending or, to the Knowledge of the Company, threatened by any Government Authority involving the Company Employee Benefit Plans; nor (ii) Actions pending or, to the Knowledge of the Company, threatened claims (other than routine claims for benefits) against any Company Employee Benefit Plans, against the assets of any of the trusts under any Company Employee Benefit Plans or against any fiduciary of any Company Employee Benefit Plans or against the Company, any Company Subsidiary or any of the Company ERISA Affiliates with respect to such Company Employee Benefit Plans or asserting any rights or claims to benefits under any Company Employee Benefit Plan or against the assets of any trust under such Company Employee Benefit Plan. To the Knowledge of the Company, there are no facts or circumstances which would form the basis for any Action contemplated by this Section 4.17(f).

(g) None of the Company, any of the Company Subsidiaries nor, to the Knowledge of the Company, any employee of the foregoing, nor any trustee, administrator, other fiduciary or any other “party in interest” or “disqualified person” with respect to the Pension Plans or Welfare Plans maintained by the Company or any of the Company Subsidiaries, has engaged in a “prohibited transaction” (as such term is defined in Section 4975 of the Code or Section 406 of ERISA or the local equivalent thereof), other than one which qualifies for an applicable statutory exemption.

(h) None of the Company, any of the Company Subsidiaries nor any of the Company ERISA Affiliates sponsors, maintains, administers or contributes to, nor have they any liability with respect to, any Pension Plan subject to Title IV of ERISA, Sections 412, 413, 430 or 4971 of the Code or Section 302 of ERISA. No Company Employee Benefit Plan is: (i) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA or the local equivalent thereof); (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code); (iii) a “voluntary employees’ beneficiary association” (within the meaning of Section 501(c)(9) of the Code); or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(i) With respect to each of the Company Employee Benefit Plans, accurate and complete copies of the following documents have been made available to Purchaser: (i) the plan document and any related trust agreement, including amendments thereto; (ii) any current summary plan descriptions and other material communications to participants relating to the plan; (iii) each plan trust, insurance, annuity or other funding contract or service provider agreement related thereto; (iv) the most recent plan financial statements and actuarial or other valuation reports prepared with respect thereto, if any; (v) the most recent IRS determination letter, if any or any local equivalent hereof; and (vi) copies of the three (3) most recent plan year non-discrimination and coverage testing results for each plan subject to such testing requirements. The Company or the applicable Company Subsidiary has timely filed and delivered, and made available to Purchaser, the three (3) most recent annual reports (Form 5500) and all schedules attached thereto for each Company Employee Benefit Plan that is subject to ERISA and Code reporting requirements, and timely made all material communications with participants, the IRS, the U.S. Department of Labor, any other applicable Government Authority, administrators, trustees, beneficiaries and alternate payees relating to any Company Employee Benefit Plan.

(j) None of the Welfare Plans maintained by the Company or any of the Company Subsidiaries provides for continuing benefits or coverage for any participant or any beneficiary of a participant following termination of employment, except as may be required under COBRA, and then only at the expense of the participant or the participant’s beneficiary. To the Knowledge of the Company, the Company and each of the Company Subsidiaries and Company ERISA Affiliates that maintain a “group health plan” within the meaning of Section 5000(b)(1) of the Code have complied with the notice and continuation requirements of Section 4980B of the Code, COBRA and Part 6 of Subtitle B of Title I of ERISA.

(k) With respect to each Welfare Plan maintained by the Company or any Company Subsidiary, all claims for which the Company or the Company Subsidiaries have any liability are either: (i) insured pursuant to a contract of insurance whereby the insurance company bears any risk of loss with respect to such claims; (ii) covered under a contract with a health maintenance organization (“HMO”), pursuant to which the HMO bears the liability for claims; or (iii) reflected as a liability or accrued for in the Company Financial Statements.

(l) Except for the Change of Control Payments and the acceleration of vesting pursuant to the Company’s Share Option Plan, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will, either alone or in combination with another event: (i) entitle any current or former employee, officer, director or other service provider of the Company or any of the Company Subsidiaries to severance pay, unemployment compensation, a change of control payment or any other payment; or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer, director or other service provider. There has been no amendment to any Company Employee Benefit Plan which would materially increase the expense of maintaining such Company Employee Benefit Plan above the level of expense incurred with respect to such Company Employee Benefit Plan for the most recent fiscal year included in the Company Financial Statements.

4.18 Certain Business Practices. Neither the Company nor any of the Company Subsidiaries nor any director, officer, employee or, to the Knowledge of the Company, other Person associated with or acting on behalf of the Company or any of the Company Subsidiaries has: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Applicable Law; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

4.19 Environmental Matters.

(a) Except for the use in ordinary amounts of cleaning and office equipment supplies, no Hazardous Materials are present, as a result of the actions of the Company or any of the Company Subsidiaries or, to the Knowledge of the Company, as a result of any actions of any other Person, in the premises occupied or leased by the Company, in each case as would result in a material violation of any Environmental Laws.

(b) Neither the Company nor any of the Company Subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed any Person to Hazardous Materials in material violation of any Environmental Law, nor has the Company or any of the Company Subsidiaries disposed of, transported, sold, used, released or, to the Knowledge of the Company, exposed any Person to or manufactured any product containing a Hazardous Material (collectively, “Hazardous Materials Activities”) in material violation of any Environmental Laws.

(c) No material Action is pending or, to the Knowledge of the Company, threatened concerning any Company Permit, Hazardous Material or Hazardous Materials Activity of the Company or any of the Company Subsidiaries. The Company and the Company Subsidiaries have not received written notice since January 1, 2011 that the Company or any of the Company Subsidiaries are responsible, or potentially responsible, for the investigation, remediation, clean-up or similar action at any property presently or formerly used by the Company or any of the Company Subsidiaries for recycling, disposal or handling of Hazardous Materials.

4.20 Finders or Brokers. Except as set forth in Schedule 4.20, neither the Company nor any of the Company Subsidiaries nor any Seller has employed or retained any investment banker, broker, finder or other intermediary who is or might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

4.21 Computer Systems; Privacy and Data Security.

(a) All Computer Systems currently used by the Company or any of the Company Subsidiaries in connection with the operation of its or their respective businesses (“Company Computer Systems”) are in good working order and condition and have been used and maintained in material accordance with their documentation, manufacturer’s requirements and applicable insurance policies. Neither the Company nor any of the Company Subsidiaries

has experienced, since January 1, 2009, any significant defect in design, workmanship or material of the Company Computer Systems, and the Company Computer Systems have the performance capabilities, processing capacity, resources, characteristics and functions needed to conduct the Company’s or any of the Company Subsidiaries’ businesses as currently conducted. The use of the Company Computer Systems by the Company and the Company Subsidiaries (including any Software modifications) has not resulted in since January 1, 2009, and would not reasonably be expected to result in, the termination of any maintenance, service, escrow, license or support agreement relating to any part of the Company Computer Systems or any reduction in the services provided to the Company or any of the Company Subsidiaries, warranties available to the Company or any of the Company Subsidiaries or rights of the Company or any of the Company Subsidiaries.

(b) The Company and the Company Subsidiaries maintain reasonable and appropriate administrative, physical and technical security controls for the Company Computer Systems in an effort to safeguard the Company Computer Systems against the risk of business disruption arising from attacks (including virus, worm and denial-of-service attacks), unauthorized activities of any employee or contractor of the Company or any of the Company Subsidiaries, hackers or any other Person. Since January 1, 2009, there have been no material breaches of the Company’s or any of the Company Subsidiaries’ security procedures or any material attempted or successful unauthorized incidents of access, use, disclosure, modification or destruction of information or interference with systems operations in all or any portion of the Company Computer Systems, including any such breach or incident that requires notice to any Person.

(c) The Company and the Company Subsidiaries have complied in all material respects with all Applicable Laws and its internal privacy policies relating to the use, collection, storage, disclosure and transfer of any Personal Information collected by the Company, any of the Company Subsidiaries or by third parties on behalf of or having authorized access to the records of the Company or any of the Company Subsidiaries. Since January 1, 2009, neither the Company nor any of the Company Subsidiaries has received any written complaint regarding the Company’s or any of the Company Subsidiaries’ collection, use or disclosure of Personal Information. Since January 1, 2009, neither the Company nor any of the Company Subsidiaries has experienced any material breach of security or unauthorized access by third parties to Personal Information in the Company’s or any of the Company Subsidiaries’ possession, custody or control.

(d) The Company’s and the Company Subsidiaries’ operation of any websites used in connection with the respective businesses of the Company or any of such Company Subsidiary, the content thereof, and all data processed, collected, stored or disseminated in connection therewith, comply in all material respects with all Applicable Law, and do not violate any Person’s right of privacy or publicity. The Company and the Company Subsidiaries have posted privacy policies governing the Company’s and the Company Subsidiaries’ respective use of data, and disclaimers of liability, on their respective websites, and the Company and the Company Subsidiaries have complied with such applicable privacy policies in all material respects. The Company and the Company Subsidiaries have taken reasonable steps in accordance with normal industry practices to secure their respective websites and data from unauthorized access or use thereof by any Person. Since January 1, 2009

(i) no website security measure implemented by the Company or any of the Company Subsidiaries has been penetrated, and/or

(ii) no website maintained by the Company or any of the Company Subsidiaries has been the target of any defacement, unauthorized access, denial-of-service assault or other attack by hackers, which has materially adversely affected the Company or any of the Company Subsidiaries.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to the Sellers as at the date hereof as follows:

5.1 Authority; Binding Nature. Purchaser has the requisite capacity, power and authority to enter into and perform this Agreement and it is an entity that is validly formed, in existence and duly registered and incorporated. Purchaser is not bankrupt or insolvent and no receiver or trustee has been appointed over any part of its assets and no such appointment has been threatened. The obligations of Purchaser under this Agreement constitute binding obligations of Purchaser in accordance with their respective terms.

5.2 No Violations, Etc. No filing with or notification to, and no permits, authorizations, consent or approval of, any Government Authority or other Person is necessary on the part of Purchaser in connection with the execution, delivery or performance by Purchaser of this Agreement and the other agreements, documents and instruments of Purchaser contemplated hereby. The execution, delivery and performance of this Agreement and the other agreements, documents and instruments contemplated hereby by Purchaser will not result in any violation of, be in conflict with, constitute a default under, or cause the acceleration of any obligation or loss of any rights under any Applicable Law, Contract, charter, by-laws, operating agreement, partnership agreement, organizational document, license, permit, authorization, franchise or certification to which Purchaser is a party or by which Purchaser is bound.

5.3 Finders or Brokers. Except as disclosed in writing by Purchaser to the Sellers’ Representative, neither Purchaser nor any of the Purchaser Subsidiaries has employed or retained any investment banker, broker, finder or other intermediary who is or might be entitled to any fee or commission in connection with the Transactions contemplated by this Agreement.

5.4 No Other Agreements. Except for the agreements expressly contemplated hereby, neither Purchaser nor any of its Affiliates has entered into any other written agreements or arrangements with any director, officer, employee, consultant, stockholder or Affiliate of the Company in respect of the Transactions.

5.5 Independent Investigation; No Other Representations or Warranties of the Sellers or the Company. Purchaser agrees that none of the Company, the Company Subsidiaries, the Sellers or any of their respective Affiliates or Representatives has made and shall not be deemed to have made, nor has Purchaser or any of its Affiliates relied on, any representation, warranty, covenant or agreement, express or implied, with respect to the Company or the Company Subsidiaries, their respective businesses or the Transactions, other than those representations, warranties, covenants and agreements explicitly set forth in this Agreement, the E.I. Sale Agreement, the Subscription Agreement, the Tax Covenant or any certificate delivered pursuant to this Agreement.

ARTICLE VI

COVENANTS

6.1 Publicity; Confidentiality. Following the Closing, (a) Purchaser and the Sellers’ Representative shall issue a mutually-agreed upon press release concerning the Transactions, and (b) no party or their respective Affiliates shall issue a press release or make any other public announcement concerning the Transactions or disclose to any Person the terms or conditions of this Agreement or any other document executed or delivered in connection herewith without the prior written consent of Purchaser and the Sellers’ Representative except to the extent such confidential information (i) is known or becomes known to the public in general (other than by a breach of this Section 6.1); (ii) is or has been made known or disclosed by a third party without a breach of any obligation of confidentiality such third party may have to the Company, the Sellers or Purchaser; (iii) is disclosed as required by Applicable Law; (iv) is disclosed to Affiliates, general or limited partners, members, stockholders, or wholly owned subsidiaries of the Company, the Sellers or Purchaser in the ordinary course of business, provided that such party informs the recipient of such information that such information is confidential and directs such Person to maintain the confidentiality of such information; or (v) is disclosed to the Insurer (as defined in Section 8.5(e)) where required under the R&W Insurance Policy, provided that the Insurer first agrees in writing to take commercially reasonable steps to protect the confidentiality of the information disclosed hereunder.

6.2 Termination of Shareholders Agreement. Simultaneously with Closing, each of the parties to the Shareholders Agreement shall procure that it is terminated and ceases to have effect from Closing and each Seller hereby releases and discharges the Purchaser and the Company from all claims or demands under or in connection with the Shareholders Agreement and no Seller shall be entitled to exercise any rights or make any claim against the Company under or in connection with the Shareholders Agreement.

6.3 Directors’ and Officers’ Insurance. At the expense of the Sellers, Purchaser shall, or shall cause the Company to, purchase a so-called “tail” for the Company’s directors’ and officers’ liability insurance in existence immediately prior to Closing, in each case covering Persons who are currently covered by such insurance on terms no less favorable than those in effect at the date hereof for a period of at least six (6) years after the Closing.

6.4 Books and Records. Purchaser shall make available to each Seller any books and records of the Company and the Company Subsidiaries (or, if practicable, the relevant parts of those books and records) which are reasonably required by such Seller for purposes of (i) dealing with its Tax affairs, (ii) preparing its financial statements, or (iii) any proceeding relating to its ownership of any Shares. Accordingly, Purchaser shall, upon being given reasonable notice by the Sellers’ Representative and subject to the Sellers’ Representative giving such undertaking as to confidentiality as Purchaser shall reasonably require, procure that such relevant books and records are made available to the Seller for inspection (during working hours) for and only to the extent necessary for such purpose and for a period of five (5) years from Closing. In the event of any litigation or threatened litigation between the parties relating to this Agreement or the Transactions, the covenants contained in this Section 6.4 shall not be considered a waiver by any party of any right to assert the attorney client privilege or any similar privilege.

6.5 U.S. Employee Compensation and Benefit Plans. With respect to employees of the Company or a Company Subsidiary who are employed in the United States on the Closing Date (“U.S. Employees”), until such time as the US Employees are eligible to participate in the employee benefit and compensation plans, programs, policies and arrangements maintained by Purchaser, including, without limitation, medical and dental insurance programs on the same basis as similarly situated employees of Purchaser, the Purchaser shall cause the Company and the Company Subsidiaries to maintain the employee benefit and compensation plans, programs, policies and arrangements maintained by the Company or a Company Subsidiary, to the extent that they are applicable to U.S. Employees, immediately prior to Closing. The obligations of Purchaser pursuant to this Section 6.5 are in addition to all obligations that Purchaser has under Applicable Law with respect to the employees of the Company and the Company Subsidiaries.

6.6 Tax Covenant. The Tax Covenant, which provides a mechanism for the allocation of tax risks between the Sellers and Purchaser for pre-Closing and post-Closing tax matters of the Company and the Company Subsidiaries, is set forth on Exhibit G hereto and shall have the same force and effect as if expressly set out in full within the main body of this Agreement.

6.7 R&D Tax Credits.

(a) The Company shall submit to the Irish Revenue Commissioners a completed Form CT1 (or any replacement thereof or addition thereto) or a relevant claim on behalf of the Company (either an “R&D Claim”) within nine (9) months of December 31, 2013 in respect of any R&D Tax Credits that have not been claimed by the Company on or before Closing for the financial year ended December 31, 2013.

(b) Purchaser shall within ten (10) Business Days of:

(i) the date on which the Company or an Affiliate of the Company receives written notice (via a notice of assessment or otherwise) from the Irish Revenue Commissioners that any R&D Tax Credit for financial years ending December 31, 2012 or December 31, 2013 has been applied as a deduction or offset against the Company’s corporation tax liability; and/or

(ii) the date that any R&D Tax Credit is actually received for the benefit of the Company or an Affiliate of the Company (whether by way of repayment, reduction, deduction or offset against a Tax Liability of the Company or an Affiliate of the Company (as applicable) or cash Tax refund);

pay to the Sellers’ Lawyers (for the benefit of the Sellers) an amount equal to the amount of such R&D Tax Credit, provided, however, that Purchaser shall have no liability to pay to the Sellers’ Lawyers the last installment (within the meaning of Section 766(4B)(b) TCA) of the R&D Tax Credit in respect of the year ending December 31, 2013.

(c) In the event that any amount of the R&D Tax Credits are not received by the Company or an Affiliate within ten (10) Business Days of the earliest date for the making of payment by the Irish Revenue Commissioners as provided for Section 766 TCA, taking into account the facts and circumstances relating to the relevant claim, the Company shall promptly take all reasonable steps to seek the obtaining of such payment from the Irish Revenue Commissioners.

(d) Upon Purchaser or the Company becoming aware of any queries raised or any audit initiated by the Irish Revenue Commissioners relating to the R&D Tax Credits, Company shall promptly (and in any event not more than ten (10) Business Days after Purchaser or the Company becomes aware of such queries and/or audit) give written notice thereof to the Sellers’ Representative.

(e) The Company shall take such actions as the Sellers’ Representative may reasonably request in writing to deal with such queries and/or audit and, for the avoidance of doubt, the provisions of Section 8.9 shall not apply.

(f) The Company shall give the Sellers’ Representative and their professional advisers reasonable access (during working hours) to the premises and personnel of Purchaser, the Company and the Affiliates of the Company (as the case may be) and to any relevant documents and records of the Company and the Affiliates of the Company as it may reasonably request for the purpose of allowing it to consider its position in respect of such queries and/or audit.

6.8 2012 Grant Agreement.

(a) As soon as is reasonably practicable after Closing (and in any event within forty (40) Business Days), the Company shall submit to Enterprise Ireland a duly completed and executed claim in respect of all approved grant amounts pursuant to the 2012 Grant Agreement that have not already been claimed by the Company prior to Closing up to a maximum amount of €76,372.31 (the “Unclaimed Grants”) which claim shall have first been audited by the Company’s auditors and details of such audit shall be included as part of the claim submitted to Enterprise Ireland.

(b) The Company shall promptly respond to any written queries and/or written requests for information or documentation made by Enterprise Ireland (or its representatives and/or agents) in connection with the claim for the Unclaimed Grants to include (without limitation) facilitating any site visit(s) requested by Enterprise Ireland for the purpose of assessing such claim.

(c) Purchaser shall keep the Sellers’ Representative fully informed of the progress of the claim for the Unclaimed Grants and shall provide to the Sellers’ Representative such information and documentation from time to time as is reasonably requested by the Sellers’ Representative in connection with the claim.

(d) Purchaser shall, within ten (10) Business Days of the date on which the Company or any Affiliate of the Company receives any payment from Enterprise Ireland in respect of the Unclaimed Grants (the “E.I. Payment”), pay to the Sellers’ Lawyers Account (for the benefit of and distribution to each of the Sellers) an amount equal to the E.I. Payment.

ARTICLE VII

CLOSING DELIVERABLES

7.1 Pre-Closing deliverables of the Sellers and the Purchaser

(a) Immediately after signature of this Agreement by each of the parties on the date hereof:

(i) the Sellers’ Representative shall deliver to Purchaser:

(A) the original or a copy of the original (Sellers’ Representative hereby undertaking to deliver the original of such copy promptly following the receipt of same) signed written resolutions, each in the agreed form, of all the shareholders of the Company whose Shares carry voting rights approving the adoption of the Company’s articles of association amended to incorporate, inter alia, a right for the Company to redeem all of the issued Convertible Shares prior to Closing;

(B) a certified copy of the written resolutions to the delivered pursuant to Section 7.1(a)(i)(A) with the Company’s amended articles of association attached to such written resolution;

(C) the original or a copy of the original (Sellers’ Representative hereby undertaking to deliver the original of such copy promptly following the receipt of same) written consent, in the agreed form, of each of the holders of Convertible Shares (excluding only the two holders of Convertible Shares notified to Purchaser in advance of Closing, such exclusion being without prejudice to all rights of Purchaser or Purchaser’s Group (as defined in the Tax Covenant)), pursuant to which such shareholder consented to the redemption of all of the Convertible Shares registered in the Company’s statutory register in his or her name;

(D) the Subscription Agreement in the agreed form duly executed by the Company; and

(E) a resolution of the board of directors of the Company approving the following: (i) the amendment of Rule 9(b)(iv) of the Company Share Option Plan to permit cancellation of the Company Share Options, (ii) the cancellation of all of the Company Share Options in accordance with the said Rule 9(b)(iv) of the Company Share Option Plan, as so amended, and (iii) authorizing and directing the Company Secretary to send to each former holder of Company Share Options a written notification in the agreed-form which shall state that the Company has amended Rule 9(b)(iv) of the Company Share Option Plan (to permit cancellation of the Company Share Options) and that all of such former holder’s Company Share Options have been cancelled.; and

(ii) Purchaser shall deliver to the Company the Subscription Agreement in the agreed form duly executed by Purchaser.

(b) The Sellers shall procure that immediately following the delivery of each the deliverables pursuant to Section 7.1(a), a meeting of the board of directors of the Company is held at which the board approves the allotment and issue of 45,000 Ordinary Shares (the “New Shares”) to Purchaser for a cash subscription amount of $26,469 (the “New Share Consideration”) and that, subject to the receipt of that cash subscription amount from Purchaser, that all Convertible Shares are immediately redeemed and cancelled. Immediately following the closing of such meeting the Sellers shall deliver to Purchaser the original minutes of such meeting.

(c) Subject to the receipt by Purchaser of the original minutes of the meeting of the board of directors of the Company held pursuant to Section 7.1(b), Purchaser shall pay the New Share Consideration to the Company.

(d) Subject only to the Purchaser complying with Section 7.1(c), the Sellers shall procure the following in the following order:

(i) firstly, the New Shares are issued to the Purchaser and that the statutory register of the Company is written up to reflect the issue of the New Shares;

(ii) secondly, the Company issues a written notification of redemption in the agreed form to each former holder of Convertible Shares, together with a check in respect of the amount to be paid to that holder in respect of the redemption (subject to any withholdings that may be required in respect of Tax), such written notice to be dispatched to such former holder of Convertible Shares on the Closing Date;

(iii) thirdly, the Convertible Shares are immediately redeemed and cancelled and the statutory register of the Company is written up to reflect that redemption and cancellation; and

(iv) fourthly, deliver to Purchaser a certified copy of the statutory register of the Company (being a copy certified by a Director of the Company) reflecting the changes to the issued share capital of the Company pursuant to this Section 7.1.

(e) In the event that, following the completion of the matters set out in Section 7.1, Closing does not occur (for any reason whatsoever) the Sellers shall procure that the New Shares are immediately redeemed or alternatively that the New Shares are acquired by the Sellers’ Representative (or such nominee as the Sellers may designate in writing to Purchaser), in either case in consideration for the payment to Purchaser of the New Share Consideration.

(f) Purchaser agrees to cause the Company to send written notifications in the agreed form to the former holders of Company Share Options, as authorized and directed pursuant to the resolution of the Board of Directors at Section 7.1(a)(i)(E), as soon as reasonably practicable (and in any event within three (3) Business Days) after Closing.

7.2 Closing deliverables of the Sellers.

(a) At Closing the Sellers’ Representative shall deliver or cause to be delivered to Purchaser:

(i) transfers in respect of all the Shares duly executed by the Sellers in favor of Purchaser or its nominee together with definitive share certificates for it showing the name of the Sellers as the registered holders (or in the case of any lost share certificate, an indemnity in lieu thereof in terms satisfactory to Purchaser);

(ii) the Escrow Agreement duly executed by the Sellers’ Representative (on behalf of the Sellers);

(iii) the deed of termination in relation to the Shareholders Agreement duly executed by each Seller, Enterprise Ireland and the Company;

(iv) the E.I. Sale Agreement duly executed by Enterprise Ireland together with transfers in respect of all of the E.I. Preference Shares, duly executed by E.I. in favor of Purchaser or its nominee together with definitive share certificates for it showing the name of Enterprise Ireland as the registered holder of the E.I. Preference Shares (or in the case of any lost share certificate, an indemnity in lieu thereof in terms satisfactory to Purchaser).

(v) originals of: (A) letter of redemption and undertaking from Silicon Valley Bank addressed to Qumas Limited and Qumas Inc.: (a) confirming the redemption monies required to repay all sums due and payable by Qumas Limited and Qumas Inc. pursuant to the Loan Agreement dated 29 April 2013 between (1) Silicon Valley Bank and (2) Qumas Limited and Qumas Inc. as at the Closing Date (the “Redemption Amount”); and (b) undertaking that on receipt of the Redemption Amount, SVB will furnish executed releases in the form attached to the redemption letter of all security granted by Qumas Limited and Qumas Inc.; and (B) letter of acknowledgment from each of Agilus Ventures IV Limited Partnership, Agilus Ventures Principals IV Limited Partnership, General Catalyst Group III, L.P. and G.C. Entrepreneurs Fund III L.P. to Qumas Limited confirming receipt of all monies required (comprising both principal and interest) in order to redeem the Loan Notes issued pursuant to the Loan Note Instrument dated 21 May 2008;

(vi) to the extent not in the possession of the Company or the Company Subsidiaries, certificates of incorporation, common seals and all statutory and minute books (which shall be written up to, but not including, the date of Closing) of the Company and the Company Subsidiaries, together with all unused share certificate forms;

(vii) the written resignations, in the agreed form, of all directors other than Kevin O’Leary, and Tan Chwee and the secretary of the Company and the Company Subsidiaries other than Kamaliana Selamat, in the agreed terms and in each case executed as a deed and;

(viii) the written waiver, in the agreed form, of all claims against the Company or any Company Subsidiary, executed by Kevin O’Leary as a deed;

(ix) new employment/service agreements with each of the Specified Employees duly executed on behalf of all of the Specified Employees;

(x) any power of attorney or other authority under which this Agreement or any document referred to in it is executed on behalf of the Sellers;

(xi) to the extent not in the possession of the Company or the Company Subsidiaries, any material books of account and other material records and all insurance policies in respect of the businesses of the Company and the Company Subsidiaries;

(xii) to the extent not in the possession of the Company, all current licenses, consents, permits and authorizations obtained by or issued to the Company and the Company Subsidiaries;

(xiii) a valid Irish tax reference number and confirmation of the relevant tax head to which it relates, in respect of each Seller or, in the case of a Seller that is an individual, a valid Irish personal public service (PPS) number for such Seller, in all cases sufficient for Irish stamp duty purposes;

(xiv) a certificate or certificates of the kind described in Section 980(8) of the TCA or, at Purchaser’s option, written confirmation from the auditors of the Company confirming that the Shares and E.I. Preference Shares do not derive their value from the assets referred to in Section 980(2)(a) to (c) of the TCA and are not shares to which Section 980(e) of the TCA applies;

(xv) a certificate in the form attached hereto as Exhibit H or other documents reasonably satisfactory to Purchaser which comply with the provisions and requirements of Treas. Reg. section 1.1445-5(b)(4)(iii) and Treas. Reg. section 1.897-2(h) establishing that neither the Company nor any Company Subsidiaries is a “U.S. real property interest” for purposes of Section 897 of the Code (such certificate or other documents together the “FIRPTA Certificate”);

(xvi) a certified copy of the up to date articles of association of the Company; and

(xvii) all consents from lenders, lessors and such other third parties as are set forth in Schedule 4.2 and marked with an asterisk (*).

(b) the Sellers shall procure that the following business is transacted at a meeting of the directors of the Company or the Company Subsidiaries, where relevant, in each case, subject to and conditioned on the Closing:

(i) the directors of the Company shall approve registration of the transfers of the Shares to Purchaser or its nominee and the entry of the transferee in the statutory register of the Company, in each case subject only to the transfers being presented duly stamped;

(ii) all existing mandates for the operation of the bank accounts of the Company and the Company Subsidiaries shall be revoked and new mandates issued giving authority to persons nominated by Purchaser;

(iii) employment agreements with each of the Specified Employees in the agreed terms shall be approved and signed by the Company and the relevant Company Subsidiaries, if applicable; and

(iv) each of Max Carnecchia, Michael Piraino, Jason Gray being nominated by Purchaser for appointment as a director or the secretary of the Company and/or the Company Subsidiaries shall be so appointed.

7.3 Closing deliverables of Purchaser. At Closing and strictly subject to the completion of all matters set out in Section 7.1, Purchaser shall deliver or cause to be delivered to the Sellers’ Representative:

(a) the Estimated Closing Payment pursuant to Section 2.1;

(b) evidence of all of the other payments described in Section 2.1 and Section 2.2;

(c) a certificate of the corporate secretary of Accelrys, Inc. attaching an extract of the minutes of a meeting of the directors of Accelrys, Inc. approving Purchaser entering into and performing its obligations under this Agreement, the Tax Covenant, and the Escrow Agreement;

(d) the E.I. Sale Agreement duly executed by Purchaser;

(e) the Escrow Agreement duly executed by or on behalf of Purchaser; and

(f) the E.I. Guarantee duly executed by Purchaser.

ARTICLE VIII

INDEMNIFICATION

8.1 Survival of Representations, Etc.

(a) Except for:

(i) the representations and warranties made by the Sellers set forth in Article III (collectively, the “Fundamental Representations”); and

(ii) the representations and warranties made by the Company set forth in Section 4.14 (the “IP Representations”); and

(iii) the representations and warranties made by the Company set forth in Section 4.15 (the “Tax Representations”),

and subject to Sections 8.1(f) and 8.6, the representations and warranties made by the Company and the Sellers to Purchaser in this Agreement, the Escrow Agreement, the Subscription Agreement and the certificate delivered by the Sellers’ Representative pursuant to Section 7.2(a)(xiv) of this Agreement (the “General Representations”), together in each case with the corresponding indemnification rights of the Purchaser Indemnitees set forth in this Article VIII, shall survive Closing and shall remain in full force and effect until, and expire at, 11:59 p.m. Dublin Time on the Expiration Date.

(b) Subject to Sections 8.1(f) and 8.6, the IP Representations, together with the corresponding indemnification rights of the Purchaser Indemnitees set forth in this Article VIII, shall survive the Closing and shall remain in full force and effect until, and expire at, 11:59 p.m. Dublin Time on the date that is the two year anniversary of the Closing Date.

(c) Subject to Sections 8.1(f) and 8.6, the Tax Representations, together with the corresponding indemnification rights of the Purchaser Indemnitees set forth in this Article VIII, shall survive the Closing and shall remain in full force and effect until, and expire at, 11:59 p.m. Dublin Time on the date that is the two year anniversary of the Closing Date.

(d) Subject to Sections 8.1(f) and 8.6, the Fundamental Representations, together in each case with the corresponding indemnification rights of the Purchaser Indemnitees set forth in this Article VIII, shall survive Closing and shall remain in full force and effect until, and expire at, 11:59 p.m. Dublin Time on the date that is sixty (60) days following the expiration of any statute of limitations applicable to the rights of any Person or entity (including a Government Authority) to bring any claim with respect to such matters.

(e) Subject to Sections 8.1(f) and 8.6, all of the post-Closing covenants and obligations of the Sellers contained in this Agreement, the Escrow Agreement and the Tax Covenant, together in each case with the corresponding indemnification rights of the Purchaser Indemnitees set forth in this Article VIII, shall survive: (i) until fully performed or fulfilled, unless non-compliance with such covenants or obligations is waived in writing by Purchaser; or (ii) if not fully performed or fulfilled, until the expiration of the relevant statute of limitations applicable to the rights of any Person (including a Government Authority) to bring any claim with respect to such matters (which, in respect to Irish Tax, shall be four years from the end of the accounting period in which the corporation tax return relating to the accounting period of the Company current at Closing is due to be delivered to the Irish Revenue Commissioners).

(f) If, at any time prior to the expiration of the applicable survival period set forth in Sections 8.1(a) to (e) above with respect to any particular representation, warranty, covenant or obligation, any Purchaser Indemnitee delivers to the Sellers’ Representative written notice of a claim, then the claim asserted in such written notice and all corresponding indemnification rights of the applicable Purchaser Indemnitees set forth in this Article VIII with respect to such claim shall survive until such time as such claim is fully and finally resolved in accordance with this Agreement and the Escrow Agreement. Any written notice of a claim for indemnification pursuant to this Agreement and the Tax Covenant (including, without limitation, any third party claim) not delivered to the Sellers’ Representative prior to the expiration of the applicable survival period set forth above shall be deemed to have been waived and shall be absolutely and forever barred and unenforceable, null and void, and of no force or effect whatsoever and the purported indemnifying party shall have no further liability with respect thereto.

(g) All representations and warranties made by Purchaser in Article V of this Agreement and in the Escrow Agreement shall survive Closing and shall remain in full force and effect until, and expire at, 11:59 p.m. Dublin Time on the date falling eighteen (18) months following the Closing Date. All of the post-Closing covenants and obligations of Purchaser contained in this Agreement (including, without limitation, the Tax Covenant) and the Escrow Agreement shall survive (i) until fully performed or fulfilled, unless non-compliance with such covenants or obligations is waived in writing by the Sellers’ Representative; or (ii) if not fully performed or fulfilled, until the expiration of the applicable statute of limitations.

8.2 Specific indemnitees in relation to capitalization and transfer pricing.

(a) Subject only to the limitations set forth in this Article VIII other than Section 8.7(a) and Section 8.7(b) and without reference to the provisions of the Tax Covenant, each Seller shall severally, and not jointly, indemnify and hold harmless each Purchaser Indemnitee against, and shall compensate, reimburse and pay for, any Damages which are directly suffered or incurred by such Purchaser Indemnitee as a result of, by reference to or in consequence of:

(i) the redemption or purported redemption of any Convertible Share prior to Closing (which shall include any redemption pursuant to Section 7.1);

(ii) the amendment of the Company Share Option Plan by the board of directors of the Company on the Closing Date and any cancellation or purported cancellation of any Company Share Option prior to Closing;

(iii) a third-party claim which consists of Damages with respect to net Taxes due (after application of available pre-Closing Relief of the Companies (other than a Relief falling within paragraph (a) of the definition of Purchaser’s Relief) including without limitation net operating loss carryovers) with respect to periods prior to the Closing arising in respect of, by reference to or in consequence of the transfer pricing arrangements existing between the Company and Qumas Inc. at any time up to and including the Closing Date provided that the Purchaser notifies the Sellers’ Representative in writing of any such liability under this Section 8.2(a)(iii) at any time prior to and including the Expiration Date; and/or

(iv) the loss and subsequent reconstitution of the Company’s statutory books, including the reconstitution of the Company’s register of members; other than where the error or inaccuracy is administrative in nature, any error or inaccuracy contained therein or any omission or failure of the Company to accurately register the shareholders of the Company in the register of members at any time prior to Closing; or any proceedings brought by a third party against the Company for rectification of the Company’s register of members as a result of such person claiming that he was a shareholder of the Company at any time prior to Closing. For the avoidance of doubt, the omission of a member from the register or any error or inaccuracy in share numbers shall not be construed as being administrative in nature, provided that each Seller shall be responsible only for such Seller’s Percentage Interest of the aggregate amount of such Damages recoverable by a Purchaser Indemnitee.

(b) Solely in relation to Section 8.2(a)(iii) and for the avoidance of doubt, (a) no Claim shall be brought for the reduction of any pre-Closing Relief of the Companies (other than a Relief falling within paragraph (a) of the definition of Purchaser’s Relief), including without limitation net operating loss carryovers, and (b) nothing herein or in the Tax Covenant restricts the ability of Purchaser to (i) prepare its financial statements (including the notes thereto) in the ordinary course of business in accordance with generally accepted accounting principles and practices and to file income tax returns that include Schedule M prepared consistently with such financial statements, or (ii) respond to any information or documentation requests by regulatory or Tax Authorities as would be conducted in the ordinary course of business.

(c) With effect from Closing and until the second anniversary of Closing, each of Kevin O’Leary and the Sellers’ Representative (on behalf of the Sellers) hereby undertakes to Purchaser to use his reasonable endeavours to assist Purchaser and/or the Company in resolving any issue that arises after Closing as a result of or in connection with the loss and subsequent reconstitution of the statutory books of the Company and in particular to provide reasonable assistance with, and take such reasonable action as Purchaser may reasonably request in relation to the defence of any proceedings brought by a third party against Purchaser and/or the Company claiming that he was a shareholder of the Company at any time prior to Closing including any defence of proceedings for rectification of the register of members of the Company provided however that all obligations of Kevin O’Leary and the Sellers’ Representative pursuant to this Section 8.2(c) shall cease with effect from the second anniversary of Closing.

8.3 Indemnification for Company Representations, Closing Financial Debt, etc. Subject to the limitations set forth in this Article VIII, from and after the Closing, each Seller shall severally, and not jointly, indemnify and hold harmless each Purchaser Indemnitee against, and shall compensate, reimburse and pay for, any Damages which are directly suffered or incurred by such Purchaser Indemnitee (regardless of whether or not such Damages relate to any third party claim) and which arise from or as a result of, or are directly or indirectly connected with:

(i) any inaccuracy in or breach of any of the IP Representations and/or the Tax Representations;

(ii) any inaccuracy in or breach of any of the General Representations;

(iii) any:

(A) Closing Financial Debt,

(B) Change of Control Payments,

(C) Closing Transaction Expenses, or

(D) subscription amounts payable by each of Agilus Ventures IV Limited Partnership, Agilus Ventures Principals IV Limited Partnership, General Catalyst Group Group III, L.P. and G.C. Entrepreneurs Fund III, L.P. in respect of the exercise by such shareholders of options and warrants over 6,600,000 Series D Preference Shares of €0.0025 each in the capital of the Company that remain unpaid or unsatisfied after Closing; or

(iv) any Action relating to any matter referred to in clauses “(i)” through “(iii)” above (including any Action commenced by any Purchaser Indemnitee for the purpose of enforcing any of its rights under this Article VIII);

provided that each Seller shall be responsible only for such Seller’s Percentage Interest of the aggregate amount of such Damages recoverable by a Purchaser Indemnitee.

8.4 Indemnification for Sellers’ Representations and in relation to the Tax Covenant. Subject to the limitations set forth in this Article VIII and in the case of Section 8.4(ii) subject also to the limitations contained in Exhibit G, from and after the Closing, each Seller shall severally, and not jointly, indemnify and hold harmless each Purchaser Indemnitee against, and shall compensate, reimburse and pay for, any Damages which are directly suffered or incurred by such Purchaser Indemnitee (regardless of whether or not such Damages relate to any third party claim) and which arise from or as a result of or are directly or indirectly connected with:

(i) any inaccuracy in or breach of any of such Seller’s Fundamental Representations;

(ii) any liability arising, or breach of any covenant or obligation, of such Seller pursuant to the Tax Covenant;

(iii) any breach of any other covenant or obligation of such Seller or the Sellers’ Representative to Purchaser in this Agreement; or

(iv) any Action relating to any matter referred to in clauses “(i)” through “(iii)” above (including any Action commenced by any Purchaser Indemnitee for the purpose of enforcing any of its rights under this Article VIII);

provided that each Seller shall be responsible only for such Seller’s Percentage Interest of the aggregate amount of Damages recoverable by a Purchaser Indemnitee with respect to any breach of any covenant or obligation of the Sellers’ Representative to Purchaser in this Agreement.

8.5 Financial Caps on Sellers’ Liability; R&W Insurance Policy.

(a) Subject to Section 8.6, the aggregate liability of a Seller for Damages (i) for any liability arising pursuant to Section 8.2; (ii) for any inaccuracy in or breach of any of the IP Representations and Tax Representations pursuant to Section 8.3(i) or Section 8.3(iv) (to the extent Section 8.3(iv) relates to Section 8.3(i)); (iii) for any inaccuracy in or breach of any of the General Representations pursuant to Section 8.3(ii) or Section 8.3(iv) (to the extent Section 8.3(iv) relates to Section 8.3(ii)); (iv) pursuant to Section 8.3(iii) or Section 8.3(iv) (to the extent Section 8.3(iv) relates to Section 8.3(iii)); (v) for any liability arising, or breach of any covenant or obligation, of such Seller pursuant to the Tax Covenant pursuant to Section 8.4(ii) or Section 8.4(iv) (to the extent Section 8.4(iv) relates to Section 8.4(ii)); (vi) for any breach of any covenant pursuant to Section 8.4(iii) or Section 8.4(iv) (to the extent Section 8.4(iv) relates to Section 8.4(iii)); and (vii) pursuant to Section 8.9(d)(i), shall not exceed, in the aggregate, such Seller’s Percentage Interest of the Escrow Amount subject to Section 8.7(d). For the avoidance of doubt, except as set out in Section 8.5(b) or 8.6, the aggregate liability of a Seller under this Agreement shall not exceed such Seller’s Percentage Interest of the Escrow Amount.

(b) Subject to Section 8.6, the aggregate liability of a Seller for Damages for any inaccuracy in or breach of the Fundamental Representations by such Seller pursuant to Section 8.4(i) shall not exceed the sum of (i) such Seller’s Percentage Interest of the Consideration and (ii) such Seller’s Percentage Interest of the aggregate of (1) the Closing Transaction Expenses, (2) the Change of Control Payments, (3) any liability to Tax of the Company and the Company Subsidiaries arising in respect of the Change of Control Payments, (4) the Closing Financial Debt, if any, (5) the Additional Stamp Duty, if any, (6) the New Share Consideration, (7) fifty (50) per cent. of the cost of the R&W Insurance Policy, (8) all expenses of any “tail” for the Company’s directors’ and officers’ liability insurance in existence immediately prior to Closing procured pursuant to Section 6.3, and (9) $35,771 in discharge of the aggregate subscription amounts payable by each Agilus Ventures IV Limited Partnership, Agilus Ventures Principals IV Limited Partnership, General Catalyst Group Group III, L.P. and G.C. Entrepreneurs Fund III, L.P. in respect of the exercise by such shareholders of options and warrants over 6,600,000 Series D Preference Shares of €0.0025 each in the capital of the Company.

(c) The parties acknowledge that the R&W Insurance Policy has been obtained and that the Purchaser Indemnitees may have rights of recovery against such R&W Insurance Policy, subject to the terms, conditions and limitations of such R&W Insurance Policy, for breaches by the Company of the IP Representations and/or the Tax Representations (but not the General Representations) and/or the Tax Covenant contained herein.

(d) The parties acknowledge and agree that to the extent that the Insurance Conduct Provisions conflict with the provisions of Section 8.9(a) to (g), then the provisions of the Insurance Conduct Provisions shall prevail and the Seller’s Representative shall not take any action or require the Purchaser or the Company to take any action pursuant to Section 8.9(a) to (g) which would breach any of the Insurance Conduct Provisions.

(e) For the purposes of this Section 8.5(e):

(i) the “Insurance Conduct Provisions” are the obligations under the R&W Insurance Policy which:

(A) require Purchaser not to consent to any compromise or settle any Breach without the prior written consent of the Insurer (such consent not to be unreasonably withheld or delayed) provided, however, that nothing in Section 8.5(d) above or in this Section 8.5(e)(i)(A) shall entitle or otherwise permit Purchaser to withhold consent under Section 8.9(b) based upon any consent right the Insurer may have under the R&W Insurance Policy if the funds and/or other payments being made to compromise or settle any Claim are not subject to coverage under the R&W Insurance Policy;

(B) require Purchaser to grant the right to the Insurer, and to give the Insurer the opportunity, to associate effectively with Purchaser in the investigation, defense and settlement, including but not linked to the negotiation of a settlement of any Third Party Claim for which Purchaser seeks coverage in whole or in part under the R&W Insurance Policy;

(C) Purchaser shall not incur Covered Costs or admit liability with respect to any Breach, or consent or stipulate to any judgment with respect to or compromise or settle any Third Party Claim, without the Insurer’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed;

(D) requires Purchaser (i) to provide the Insurer with all information, assistance and co-operation that the Insurer reasonably requests with respect to any Breach and (ii) to prove to the reasonable satisfaction of the Insurer that the applicable Retention was validly and fully eroded; and

(E) requires Purchaser to not knowingly do anything that could lead a reasonable person to conclude that the Insurer’s position is likely to be prejudiced

(ii) The “Insurer” means any of the insurers under the R&W Insurance Policy;

(iii) “Breach” means any (i) breach of or inaccuracy in any of the representations and warranties contained in Sections 4.14 and 4.15 of the Agreement, except the representation and warranty contained in the first two sentences of Section 4.15(l) of the Agreement which shall be excluded, or (ii) any claim for an indemnity in respect of the indemnities given by the Sellers in Sections 1.1, 1.3 and 1.5 of the Tax Covenant only, in each case for which the Sellers would, in the absence of this Section 8.5 of this Agreement, have a contractual obligation to indemnify Purchaser;

(iv) “Third Party Claim” means any claim or demand for monetary damages or other relief first made by a third party (other than Purchaser or the Sellers) against Purchaser, the Company or the Company Subsidiaries after the Closing Date which constitute a Breach; and

(v) “Retention” means the retention against the R&W Insurance Policy (being $4,500,000 at the date hereof).

8.6 Fraud, Etc. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, nothing in this Agreement shall limit any remedy of a Purchaser Indemnitee:

(a) against an individual Seller in the event of fraud committed by such Seller that results in a breach of this Agreement, the Escrow Agreement, the Subscription Agreement, the Tax Covenant and any other agreements contemplated herein; and

(b) against the Sellers generally in the event that the fraud of any Seller results in a breach by the Company of this Agreement, the Escrow Agreement, the Subscription Agreement, the Tax Covenant and any other agreements contemplated herein; provided, however, that

(i) any amounts to which a Purchaser Indemnitee is entitled to payment in such circumstances shall be paid to such Purchaser Indemnitee

(A) first, from the Escrow Fund; and

(B) only thereafter and subject to Section 8.6(b)(ii), from the Sellers, on a several, and not joint, basis such that each Seller shall be responsible only for such Seller’s Percentage Interest of the remaining amount owed;

(ii) in no event shall any Seller that did not commit such fraud have any monetary liability pursuant to this Agreement in excess of the amount of Consideration (including the Escrow Amount) actually received by such Seller; and

(iii) such Purchaser Indemnitee must have first provided the Sellers’ Representative with written notice alleging such fraud on or prior to the Expiration Date.

8.7 Other limitations on Sellers’ liabilities; Remedies.

(a) The Purchaser Indemnitees shall be entitled to indemnification for Damages under Section 8.3, Section 8.4(iii) or Section 8.4(iv) (only to the extent Section 8.4(iv) relates to Section 8.4(iii)) only to the extent that each individual claim (or series of related claims) for Damages is greater than $30,000.

(b) Subject to Section 8.7(a), the Purchaser Indemnitees shall be entitled to indemnification for Damages under Section 8.3 and Section 8.4(iii) or Section 8.4(iv) (only to the extent Section 8.4(iv) relates to Section 8.4(iii)) only to the extent that the aggregate Damages with respect thereto exceed an amount equal to $300,000 (the “Basket Amount”) provided, however, that if and when, and at all times after, the aggregate Damages of the Purchaser Indemnitees equal or exceed the Basket Amount, the Purchaser Indemnitees shall be indemnified and held harmless with respect to the full amount of such Damages including the Basket Amount.

(c) Except for claims for indemnification pursuant to Section 8.4(i) and subject to Section 8.6,

(i) for written notice of such claims delivered to the Sellers’ Representative prior to and on the Expiration Date, the Purchaser Indemnitees’ right (A) to recovery from the Escrow Fund, and (B) solely with respect to any breaches by the Company of the IP Representations and/or the Tax Representations and/or any liability arising from, or breach of any covenant or obligation of each Seller pursuant to, the Tax Covenant, to assert a claim against the R&W Insurance Policy, shall be the exclusive remedies of the Purchaser Indemnitees in respect of any and all claims arising out of or relating to the Transactions; and

(ii) for written notice of such claims delivered to the Sellers’ Representative following the Expiration Date, the Purchaser Indemnitees’ right to assert a claim against the R&W Insurance Policy for breaches by the Company of the IP Representations and/or the Tax Representations and/or any liability arising from, or breach of any covenant or obligation of each Seller pursuant to, the Tax Covenant shall be the sole and exclusive remedy of the Purchaser Indemnitees in respect of any and all claims arising out of or relating to the Transactions.

(d) If a Purchaser Indemnitee, after giving effect to the limitations contained in this Article VIII, is entitled to payment under this Agreement from a Seller as a result for a claim for indemnification:

(i) pursuant to Section 8.3(i), 8.3(iv) (to the extent Section 8.3(iv) relates to Section 8.3(i)), 8.4(ii) and/or Section 8.4(iv) (to the extent Section 8.4(iv) relates to Section 8.4(ii)) then (A) if there are sufficient funds then-remaining in the Escrow Fund, such Purchaser Indemnitee shall be paid from the Escrow Fund to the extent of such Seller’s Percentage Interest of the Escrow Amount; and (B) otherwise, such Purchaser Indemnitee shall seek recovery solely from the R&W Insurance Policy;

(ii) pursuant to Sections 8.4(i), then (A) if there are sufficient funds then remaining in the Escrow Fund, such Purchaser Indemnitee shall be paid from the Escrow Fund to the extent of such Seller’s Percentage Interest of the Escrow Amount; and (B) only after the conditions in Section 8.7(d)(ii)(A) have been met, such Purchaser Indemnitee may seek recovery directly from such Seller, solely to the extent that the amount of Damages exceed the aggregate amounts received by such Purchaser Indemnitee from the Escrow Fund with respect to such indemnification claim pursuant to Section 8.4(i); and

(iii) pursuant to any other provision of this Agreement, then such Purchaser Indemnitee shall be paid solely from the Escrow Fund to the extent of such Seller’s Percentage Interest of the Escrow Amount.

(e) Notwithstanding anything to the contrary contained in this Agreement, any Damages for which any Purchaser Indemnitee is entitled to indemnification under this Article VIII shall be determined without duplication of recovery by reason of any event giving rise to such Damages constituting a breach of more than one representation, warranty, covenant or agreement.

(f) Recourse with respect to the principal private residence of any Seller (who is an individual) at Closing, shall be subject to the Applicable Laws of the jurisdiction within which such Seller resides and such principal private residence is located.

(g) No claim for indemnification shall be made with respect to Damages arising out of any breach of the representations or warranties contained in Article IV and/or the Tax Covenant to the extent a corresponding specific identifiable reserve for such Damages has been made on the Company’s Financial Statements or Management Accounts, or to the extent there has been a corresponding reduction in the calculation of the Closing Payment.

8.8 No Contribution. No Seller shall have, and no such Seller shall exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Company or any of the Company’s Subsidiaries in connection with any indemnification obligation or any other liability to which such holder may become subject and which may be payable out of the Escrow Fund under or in connection with this Agreement.

8.9 Defense of Third Party Claims.

(a) In the event of the assertion or commencement by any Person other than a Purchaser Indemnitee of any claim or Action (whether against the Company, Company Subsidiaries, Purchaser, any of the Purchaser Subsidiaries or any other Person) with respect to which any of the Purchaser Indemnitees may be entitled to indemnification, compensation, reimbursement or payment or any other remedy pursuant to this Article VIII, other than pursuant to Section 8.6, a Purchaser Indemnitee shall as soon as reasonably practicable after the Purchaser becomes aware of such claim (and in any event within 20 days) give the Sellers’ Representative written notice of such claim or Action (each, a “Claim”) which shall (i) state that such Purchaser Indemnitee believes that there is or has been an inaccuracy or breach of a representation, warranty, covenant or obligation contained in this Agreement or that such Purchaser Indemnitee is otherwise entitled to be held harmless, indemnified, compensated or reimbursed under this Article VIII; (ii) contain a reasonably specific description of the circumstances supporting such Purchaser Indemnitee’s belief that there is or has been such an inaccuracy or breach or that such Purchaser Indemnitee may otherwise be entitled to be held harmless, indemnified, compensated or reimbursed; and (iii) contain a good faith, non-binding, preliminary estimate of the aggregate amount of actual and potential Damages that have arisen and may arise as a result of the inaccuracy, breach or other matter referred to in such notice; provided, however, that any failure on the part of a Purchaser Indemnitee to so notify the Sellers’ Representative shall not limit any of the Purchaser Indemnitees’ rights to indemnification, compensation, reimbursement or payment under this Article VIII except to the extent such failure materially prejudices the defense of such Claim.

(b) Purchaser shall retain control of the defense of such Claim unless it provides the Sellers’ Representative written notice of its election not to control the defense of such Claim within the lesser of (A) thirty (30) days of its initial delivery of written notice of the Claim pursuant to Section 8.9(a) above and (B) in the case of a Claim where there is a time limit for response or appeal, at least two (2) days before the expiry of the relevant time limit. If Purchaser elects not to retain control of the defense of such Claim pursuant to the foregoing sentence, the Sellers’ Representative shall control the defense of such Claim. If Purchaser or Sellers’ Representative controls the defense of such Claim, it will (i) permit the other (at their sole cost) to participate in such prosecution or defense with its own counsel, (ii) provide the other with reasonable access to all relevant information and documentation relating to the Claim and the prosecution or defense thereof, (iii) keep the other (at their sole cost) apprised of the status of the prosecution or defense of such Claim, and (iv) if the Claim relates to Intellectual Property Rights or Tax or any Tax Claims (any such Claim a “Heightened Claim”), consider in good faith the reasonable comments and input of the other in relation to the prosecution or defense of such Heightened Claim. The party not in control of the prosecution or defense of a Claim will reasonably cooperate with the other party in the conduct of the prosecution or defense of such Claim. The party in control will not compromise or settle any Claim without the written consent of the party not in control, such consent not to be unreasonably withheld or delayed. If the party in control of the prosecution or defense of a Claim proposes to compromise or settle any Claim and the party not in control withholds or delays its consent to such proposal, Purchaser and the Sellers’ Representative shall submit such matter to arbitration pursuant to Section 9.13. Notwithstanding the foregoing, if Purchaser controls the defense of a Heightened Claim and proposes to compromise or settle such Heightened Claim and the Sellers’ Representative withholds such consent, Purchaser and Seller’s Representative shall negotiate in good faith to resolve such disagreement for a period of ten (10) Business Days from the date of receipt by the Sellers’ Representative of notice of such proposed compromise or settlement. If, at the end of such ten (10) Business Day period, Purchaser and the Seller’s Representative are unable to resolve such disagreement, Purchaser may compromise or settle such Heightened Claim notwithstanding that the Sellers’ Representative has not provided consent. If Purchaser does compromise or settle such Heightened Claim without the consent of the Sellers’ Representative, prior to the Sellers’ being required to indemnify, compensate, reimburse, pay or provide any other remedy pursuant to this Article VIII to a Purchaser Indemnitee, Purchaser and the Sellers’ Representative shall submit such matter to arbitration pursuant to Section 9.13, and (i) the amount of the Heightened Claim shall not be conclusive as to the amount of Damages the Purchaser Indemnitee would be entitled to be held harmless or indemnified from and against, compensated for, reimbursed for or have paid with respect to such Heightened Claim, and (ii) the fact of such settlement shall not be conclusive as to whether or not the Purchaser Indemnitee would be entitled to be held harmless or indemnified from and against, compensated for, reimbursed for or have paid any Damages with respect to such Heightened Claim.

(c) Purchaser will not appeal any determination, assessment or ruling of any Government Authority (excluding any determination, assessment or ruling relating to Tax) with respect to a Claim (any such determination, assessment or ruling, a “Governmental Decision”) without the written consent of the Sellers’ Representative, such consent not to be unreasonably withheld or delayed. If Purchaser proposes to appeal any Governmental Decision and the Sellers’ Representative withholds or delays its consent to such proposal, Purchaser and the Sellers’ Representative shall submit such matter to arbitration pursuant to Section 9.13. Such arbitrators, or Tax/IP Adjudicator as the case may be, shall be asked to advise whether, in his, her or their opinion, an appeal is likely to succeed on the balance of probabilities and if the opinion of such arbitrators, or Tax/IP Adjudicator as the case may be, is that, on the balance of probabilities, the appeal is likely to succeed then an appeal shall be made.

(d) Purchaser will not appeal any determination, assessment or ruling relating to Tax with respect to a Claim (any such determination, assessment or ruling, a “Tax Decision”) without the written consent of the Sellers’ Representative, such consent not to be unreasonably withheld or delayed. If Purchaser proposes to appeal any Tax Decision and the Sellers’ Representative withholds or delays its consent to such proposal:

(i) the Sellers’ Representative (on behalf of the Sellers) shall pay to Purchaser an amount equal to the amount being the subject of the Tax Decision immediately prior to the Purchaser’s appeal of such Tax Decision subject to Sections 8.5(a), 8.7(a) and 8.7(b) as applicable to the underlying Claim, and Purchaser and the Sellers’ Representative shall promptly and jointly instruct the Escrow Agent to release an amount equal to any payment to be made pursuant to this Section 8.9(d)(i) from the Escrow Fund in satisfaction of the Sellers’ Representative’s obligation to make such payment; and

(ii) the Purchaser shall have sole conduct to control the appeal of the Tax Decision in its sole discretion and at its sole cost, and any costs, expenses, penalties and/or additional interest arising as a result of the Tax Decision being appealed shall be for the sole account of Purchaser and, subject to Purchaser’s receipt of any payment due pursuant to Section 8.9(d)(i), the Sellers shall have no further liability in respect of the Claim. Neither the Sellers’ Representative nor any Seller shall have any further rights to participate in, have reasonable access to all relevant information and documentation relating to, or be kept apprised of the status of the, appeal of such Tax Decision.

(e) Notwithstanding any other provision contained herein to the contrary, if in the opinion of Purchaser or the Sellers’ Representative, a determination of the arbitrators, or Tax/IP Adjudicator as the case may be, cannot be made sufficiently far in advance of the expiration of the time limit for making an appeal of a Governmental Decision or Tax Decision as the case may be, then, if Purchaser or the Sellers’ Representative so decides, Purchaser, the Company and/or the Company Subsidiaries shall file a protective appeal in advance of the determination of such arbitrators, or Tax/IP Adjudicator as the case may be.

(f) Subject to Sections 2.4 and 8.9(d), following either:

(i) the determination of the amount payable from Escrow Fund pursuant to this Agreement and/or the Tax Covenant; or

(ii) a determination of an arbitrator or Tax/IP Adjudicator pursuant to Section 9.13 in favor of Purchaser,

Purchaser and the Sellers’ Representative shall promptly and jointly instruct the Escrow Agent to release such amount from the Escrow Fund in satisfaction of the Sellers’ Representative’s obligation to make such payment. For the avoidance of doubt, the provisions of Section 4 of the Tax Covenant shall be subject to the provisions of this Section 8.9(f).

(g) Where the Sellers have:

(i) made a payment pursuant to the terms of this Agreement or the Tax Covenant to satisfy a requirement of the Companies (as defined in the Tax Covenant) (or any of them) to make a payment on account of Tax (an “Interim Payment”) to a Tax Authority to enable an appeal of a Tax Decision to be progressed (such appeal not being an appeal undertaken without the written consent of the Sellers’ Representative pursuant to Section 8.9(d)); and

(ii) subsequently, following a successful appeal of such Tax Decision, the Purchaser or the Companies (or any of them) or any member of the Purchaser’s Group have actually received from such Tax Authority, solely in connection with such Interim Payment and whether by way of repayment, reduction, deduction or offset against a liability to Tax of the Companies (or any of them) or any member of the Purchaser’s Group (such liability to Tax not being a liability to Tax that would be the subject of a claim against the Sellers under either the Agreement or Tax Covenant) a benefit being equal to the whole or any part of such Interim Payment (the “Recovered Amount”),

Purchaser shall inform the Sellers’ Representative in writing of such recovery and having first deducted all reasonable costs and Tax incurred by the Companies and/or the Purchaser or any member of the Purchaser’s Group (as applicable) in making such recovery, shall set off so much of the Recovered Amount (as does not exceed the Interim Payment) against any payment then due from the Sellers to Purchaser under this Agreement or the Tax Covenant with the amount of any excess after such set-off to be promptly paid to the Escrow Agent, for addition to the Escrow Fund, provided, that if such recovery occurs following the Expiration Date, the amount of such excess shall be promptly paid (i) first, solely to the extent that unresolved claims for indemnity previously asserted by Purchaser Indemnitees in accordance with this Agreement exceed in the aggregate the amount then remaining in the Escrow Fund, to the Escrow Agent, for redeposit into the Escrow Fund, and (ii) second, to Sellers’ Lawyers for the benefit of and distribution to each of the Sellers.

8.10 Treatment of Insurance. To the extent that insurance proceeds other than from the R&W Insurance Policy are collected after a claim pursuant to this Article VIII has been settled, the Purchaser Indemnitee shall restore the Indemnifying Party to the same economic position as would have existed had such insurance proceeds been collected prior to the settlement of such claim.

8.11 Duty to Mitigate. Other than in respect of any liability arising, or breach of any covenant or obligation, of such Seller pursuant to the Tax Covenant or for breaches of the Tax Representations, Purchaser shall take and shall cause its Affiliates to take commercially reasonable steps to mitigate any Damages upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach which gives rise to the Damages.

8.12 Remedies Exclusive. All representations and warranties of the Sellers and the Company set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies of the Purchaser Indemnitees set forth in this Article VIII. The remedies provided in this Agreement shall be the sole and exclusive remedies of the Purchaser Indemnitees and their heirs, successors and permitted assignees with respect to this Agreement and the Transactions, including any breach or non-performance of any representation, warranty, covenant or agreement contained herein. No Purchaser Indemnitee may bring or commence any claim, suit, action or proceeding with respect to this Agreement or the Transactions, whether in contract, tort or otherwise, other than (a) a claim for fraud as referred to in Section 8.6 or (b) an indemnification claim in accordance with this Agreement, as applicable. The provisions of this Article VIII constitute an integral part of the consideration given to the Sellers pursuant to this Agreement and were specifically bargained for and reflected in the total amount of the Closing Payment.

8.13 Exercise of Remedies; Tax Treatment.

(a) No Purchaser Indemnitee (other than Purchaser or any successor thereto or assign thereof) shall be permitted to assert any claim for indemnification, compensation, reimbursement or payment or exercise any other remedy under this Agreement unless Purchaser (or any successor thereto or assignee thereof) shall have consented to the assertion of such claim for indemnification, compensation, reimbursement or payment or the exercise of such other remedy.

(b) All sums payable by the Sellers to Purchaser under this Agreement shall be paid free and clear of all deductions or withholdings whatsoever unless the deduction or withholding is required by Applicable Law. For the avoidance of doubt, Purchaser is solely responsible for the payment of any stamp duty associated with the Transactions and such payment may not form the basis for any claim for indemnification, compensation, reimbursement or payment or any other remedy pursuant to this Article VIII.

(c) Subject to Section 8.13(d), if (i) the Purchaser incurs a liability to Tax that results from any sum paid under this Agreement and/or the Tax Covenant, or (ii) any deduction or withholding is required by Applicable Law from any sum paid under this Agreement and/or the Tax Covenant to the Purchaser, in each case, the amount payable shall be increased by such amount as will ensure that, after payment of the Tax liability or such withholding or deduction (as applicable), the Purchaser is left with a new sum equal to the sum it would have received had no such Tax liability, withholding or deduction arisen.

(d) To the extent permitted by Applicable Law, the parties agree to treat all payments under the provisions of this Article VIII as an adjustment to the Consideration and such treatment shall govern for purposes of this Agreement.

ARTICLE IX

MISCELLANEOUS

9.1 Sellers’ Representative.

(a) The Sellers hereby irrevocably appoint Simon Clark as the Sellers’ Representative and authorize the Sellers’ Representative to take, and consent to the Sellers’ Representative taking, the following actions for and on behalf of each of them following Closing: (i) to give and receive notices and communications; (ii) to take any and all actions relating to claims to hold harmless, indemnify, compensate, reimburse or pay any Purchaser Indemnitee hereunder; (iii) to authorize delivery to Purchaser of a portion of the Escrow Fund in satisfaction of claims by the Purchaser Indemnitees; (iv) to object to such deliveries; (v) to agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, such claims; (vi) to take all other actions contemplated for the Sellers’ Representative in this Agreement and the Tax Covenant and in the Escrow Agreement; (vii) to execute and deliver all documents necessary or desirable to carry out the intent of this Agreement and any other documents and agreements contemplated by this Agreement and the

Tax Covenant (including the Escrow Agreement); (viii) to make all elections or decisions contemplated by this Agreement and any other documents and agreements contemplated by this Agreement and the Tax Covenant (including the Escrow Agreement); (ix) to amend, modify or waive provisions of this Agreement and the Tax Covenant (subject to Section 9.2 and Section 9.3) or any of the other related agreements to which the Sellers’ Representative is a party; (x) to engage, employ or appoint any agents or representatives (including attorneys, accountants and consultants) to assist the Sellers’ Representative in complying with the Sellers’ Representative’s duties and obligations; and (xi) to take all actions necessary or appropriate in the judgment of the Sellers’ Representative for the accomplishment of the foregoing. Purchaser shall be entitled to deal exclusively with the Sellers’ Representative on all such matters relating to this Agreement and the Tax Covenant (including Article VIII) and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Seller by the Sellers’ Representative, and on any other action taken or purported to be taken on behalf of any Seller by the Sellers’ Representative, as being fully binding upon such holder. Each Seller hereby undertakes to Purchaser that the Sellers’ Representative are irrevocably authorized by the Sellers to receive payment on the Sellers’ behalf of all payments to be made by Purchaser to the Sellers under this Agreement and the Tax Covenant and each Seller further acknowledges and agrees that the receipt by the Sellers’ Representative will be deemed good and sufficient discharge for Purchaser in respect of its obligations to pay any such amounts such that Purchaser shall not be concerned to see application thereof. Notices or communications to or from the Sellers’ Representative shall constitute notice to or from each of the Sellers. Any decision or action by the Sellers’ Representative hereunder, including any agreement between the Sellers’ Representative and Purchaser relating to the defense, payment or settlement of any claims to hold harmless, indemnify, compensate, reimburse or pay any Indemnitee hereunder, shall constitute a decision or action of all Sellers and shall be final, binding and conclusive upon each such Seller. No Seller shall have the right to object to, dissent from, protest or otherwise contest the same.

(b) If the Sellers’ Representative shall for any reason become unable to fulfill his responsibilities as the agent of the Sellers, then Kevin O’Leary shall, within ten (10) days after the date upon which the Sellers’ Representative becomes unable to fulfill his responsibilities, appoint a successor representative reasonably satisfactory to Purchaser. Any such successor shall become the “Sellers’ Representative” for all purposes hereunder. If for any reason there is no Sellers’ Representative at any time, all references herein to the Sellers’ Representative shall be deemed to refer to Kevin O’Leary.

9.2 Amendment and Modification. This Agreement may be amended, modified or supplemented only by the written agreement of Purchaser and the Sellers’ Representative at any time.

9.3 Waiver of Compliance; Consents. Any failure of Purchaser, on the one hand, or the Sellers and/or Sellers’ Representative, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by the Sellers’ Representative (with respect to any failure by Purchaser) or by Purchaser (with respect to any failure by the Sellers and/or Sellers’ Representative), respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be deemed effective when given in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 9.3.

9.4 Notices. All notices, requests, demands, claims and other communications that are required to be or may be given under this Agreement or the Tax Covenant must be in writing and shall be deemed to have been effectively given: (i) upon personal delivery to the recipient; (ii) when sent by confirmed facsimile, if sent during normal business hours of the recipient; if not, then on the next Business Day; or (iii) two (2) Business Days after deposit with a nationally recognized overnight courier, specifying next-day delivery, with written verification of receipt, in each case to the intended recipient at the following addresses:

if to Purchaser, to:	Accelrys Software, Inc.
5005 Wateridge Vista Drive
San Diego, CA 92121
	Attention:	General Counsel

with a copy to (which will not constitute notice):

Paul Hastings LLP
4747 Executive Drive, 12th Floor
San Diego, CA 92121
	Facsimile:	+1 858-458-3132
	Attention:	Carl Sanchez

Paul Hastings (Europe) LLP
Ten Bishops Square
Eighth Floor
London E1 6EG
United Kingdom
	Facsimile:	+ 44 203 023 5427
	Attention:	Ronan O’Sullivan/Matthew Poxon

if to the Sellers’
Representative, to:	Simon Clark
C/O Fidelity Growth Partners Limited
25 Cannon Street
London EC4M 5TA
United Kingdom

with copies to (which will not constitute notice):

Choate, Hall & Stewart LLP
Two International Place
Boston, MA 02110 United States of America
	Facsimile:	(617) 248-4000
	Attention:	Laurence P. Naughton

and

William Fry
Fitzwilton House
Wilton Place
Dublin 2
Ireland
	Facsimile:	+353 1 639 5333
	Attention:	Andrew McIntyre

or to such other address as any party shall have furnished to the other by notice given in accordance with this Section 9.4.

9.5 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any right, interest or obligation hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties hereto. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or remedies upon any Person other than: (i) the parties hereto; and (ii) to the extent provided herein, the Purchaser Indemnitees.

9.6 Governing Law. This Agreement shall be governed by the laws of the State of Delaware without reference to principles of conflicts of laws that would result in the application of the laws of any other jurisdiction.

9.7 Specific Enforcement; Consent to Jurisdiction. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations pursuant to this Agreement in accordance with its specified terms or otherwise breach such terms. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that an award of specific performance is not an appropriate remedy for any reason at law or in equity. In addition, each of the parties hereto: (A) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any state court located in the State of Delaware in the event that any dispute arises out of this Agreement or the transactions contemplated hereby; (B) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (C) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby, in any court other than a federal court located in the State of Delaware or a state court located in the State of Delaware. This Section 9.7 shall not apply to the mandatory arbitration provision set forth in Section 8.9(b).

9.8 Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement and/or the Transactions.

9.9 Counterparts. This Agreement may be executed in any number of counterparts and by facsimile signatures, any one of which need not contain the signatures of more than one (1) party and each of which shall be an original, but all such counterparts taken together shall constitute one and the same instrument. The exchange of copies of this Agreement or amendments thereto and of signature pages by facsimile transmission or by e-mail transmission in portable digital format (or similar format) shall constitute effective execution and delivery of such instrument(s) as to the parties and may be used in lieu of the original Agreement or amendment for all purposes. Signatures of the parties transmitted by facsimile or by e-mail transmission in portable digital format (or similar format) shall be deemed to be their original signatures for all purposes.

9.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.11 Interpretation.

(a) For purposes of this Agreement, whenever the context requires, the singular number will include the plural, and vice versa, the masculine gender will include the feminine and neuter genders, the feminine gender will include the masculine and neuter genders, and the neuter gender will include the masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation”.

(c) Except as otherwise expressly indicated, all references in this Agreement to a “Section”, “Article”, “Preamble”, “Recitals”, “Schedule” or “Exhibit” are intended to refer to a Section, Article, the Preamble, the Recitals, a Schedule or an Exhibit of this Agreement.

(d) As used in this Agreement, the terms “hereof”, “hereunder”, “herein” and words of similar import will refer to this Agreement as a whole and not to any particular provision, Section, Exhibit or Schedule of this Agreement.

(e) The Exhibits to this Agreement form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement and any reference to this Agreement shall include the Exhibits.

(f) Each party hereto has participated in the drafting of this Agreement, which each party hereto acknowledges is the result of extensive negotiations among the parties hereto. Consequently, this Agreement will be interpreted without reference to any rule or precept of Applicable Law that states that any ambiguity in a document be construed against the drafter.

(g) Any reference in this Agreement to “are available in the Data Room” will mean that, and it is agreed and understood that irrespective of the manner, method or mode of initial delivery, no information and no document shall be considered to have been “delivered”, “provided” or made “available” unless, such information or document was uploaded to the Data Room and was available to view, download and print in unredacted form by Purchaser two (2) Business Days prior to Closing.

(h) Any reference in this Agreement to “$” or “dollars” will mean U.S. dollars. Any reference to “€” or “EUR” will mean Euros.

(i) Any reference to a monetary amount not in US dollars shall be converted to U.S. dollars at the spot selling and buying mid-market closing rate for a transaction between the currencies in question as quoted by the Financial Times (or, if the Financial Times is not in existence at the time (or has ceased to quote such rates), as quoted on Bloomberg or other similar financial data provider) on any date on which a conversion rate is to be determined in accordance with this Agreement or, if that rate is not quoted on that date, on the first preceding day on which that rate is quoted.

(j) All references to any section of any law include any amendment of, and/or successor to, that section.

(k) The table of contents and Article and Section headings contained in this Agreement are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement.

(l) All terms defined in this Agreement shall have such defined meanings when used in the Disclosure Schedules or any certificate or other document made or delivered pursuant hereto or thereto unless otherwise defined therein.

9.12 Entire Agreement. This Agreement, the exhibits hereto, and any other agreement or document delivered or entered into in connection with the Transactions (including the Disclosure Schedules) embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no representations, promises, warranties, covenants or undertakings, other than those expressly set forth or referred to herein and therein.

9.13 Arbitration.

(a) The parties shall endeavor to resolve amicably by negotiation any dispute, claim or controversy arising out of or relating to the defense of third-party claims pursuant to Section 8.9 (excluding Section 8.9(e)), including the determination of the scope or applicability of this Agreement to arbitrate (a “Dispute”). Any Dispute which remains unresolved fifteen (15) days after either Purchaser or the Sellers’ Representative requests in writing negotiation under this Section 9.13, or within such other period as the Sellers’ Representative and Purchaser may agree in writing, shall be finally resolved and decided by binding arbitration pursuant to (i) if such Dispute relates to a Tax matter (including the Tax Covenants) or any IP matter, by an attorney or barrister, as applicable, having at least ten-years’ experience in either Tax or IP matters (as relevant to such Dispute) in the relevant jurisdiction appointed by agreement between Purchaser and the Sellers’ Representative, or failing such agreement, nominated by the President of the Law Society of Ireland or in accordance with the rules and procedures of the American Arbitration Association, as applicable (any such attorney or barrister so appointed or nominated, a “Tax/IP Adjudicator”), or (ii) otherwise, the then-applicable Rules of Arbitration (the “Rules”) of the American Arbitration Association (the “AAA”) by three (3) arbitrators to be selected in the following manner. Within fifteen (15) days after the date of the notice initiating arbitration, one arbitrator shall be selected by the petitioning party or parties (the “Claimant”) and one arbitrator shall be selected by the party or parties defending the arbitration (the “Respondent”), within fifteen (15) days thereafter, failing which such arbitrator shall be appointed by the AAA pursuant to the Rules. The third arbitrator shall be selected by the two (2) arbitrators selected by the Claimant and the Respondent, or, if such arbitrators cannot agree within fifteen (15) days on the third arbitrator, such arbitrator will be selected by the AAA pursuant to the Rules.

(b) The seat of the arbitration proceeding shall be in either (i) Dublin, Ireland or Wilmington, Delaware, as applicable per the relevant Tax jurisdiction, if the Dispute relates to a Tax matter; or (ii) otherwise Wilmington, Delaware. Any party may refer the Dispute to arbitration by sending a written request to the other party. All communications during the negotiation under this Section 9.13 shall be confidential and shall be treated as compromise and settlement negotiations for purposes of the applicable rules of evidence and any additional confidentiality and professional secrecy protections provided by Applicable Law. The official language of arbitration shall be English.

(c) The decision of the Tax/IP Adjudicator or arbitral panel, as applicable, shall be in writing and shall set forth in detail the facts of the Dispute and the reasons for the decision. Each party accepts and consents to the jurisdiction of the Tax/IP Adjudicator or arbitral panel, as applicable, and, solely for purposes of the enforcement of the arbitral award, any court of competent jurisdiction, for itself and in respect of its property, and waives in respect of both itself and its property, any defense it may have as to or based on lack of jurisdiction, improper venue or inconvenient forum. The determination of the Tax/IP Adjudicator or the arbitral award, as applicable, shall be binding on the parties, who hereby waive any appeal of such award. In the event that the losing party fails or refuses to comply with the determination of the Tax/IP Adjudicator or arbitral award, as applicable, within fifteen (15) days following the date of receipt of notice of the award, then the prevailing party or parties, the Tax/IP Adjudicator or the arbitrators, as applicable, or their respective attorneys-in-fact may immediately proceed to request the judicial approval necessary for execution and enforcement of the determination or award before a competent court or before any other court where such party or its assets and properties may be found, and the parties agree not to oppose the immediate domestication and enforcement of the award in any such court, including without limitation the courts of the United States, Ireland or any other country.

(d) The fees and expenses of the Tax/IP Adjudicator or arbitrators shall be paid by the parties as determined by the Tax/IP Adjudicator or arbitrators, as applicable.

(e) Notwithstanding any term herein to the contrary, this Section 9.13 will not apply to any claim for equitable or injunctive relief.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

ACCELRYS SOFTWARE, INC.

By:	/s/ Michael A. Piraino
Name: Michael A. Piraino
Title: EVP and CFO

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

SELLERS’ REPRESENTATIVE

By:	/s/ Simon Clark
Simon Clark, in his capacity as Sellers’ Representative appointed pursuant to Section 9.1

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

QUMAS LIMITED

By:	/s/ Kevin O’Leary
Name: Kevin O’Leary
Title: CEO

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

SIGNED FOR AND ON BEHALF OF

ACT 1999 PRIVATE EQUITY LIMITED PARTNERSHIP

BY ITS MANAGER, ACT VENTURE CAPITAL LIMITED

BY /s/ Debbie Rennick

IN THE PRESENCE OF: /s/ Deirdre McMahon

c/o ACT Venture Capital Ltd

6 Richview Office Park

Clonskeagh, Dublin 14

SIGNED FOR AND ON BEHALF OF

ACT ENTERPRISE LIMITED PARTNERSHIP

BY ITS MANAGER, ACT VENTURE CAPITAL LIMITED

BY /s/ Debbie Rennick

IN THE PRESENCE OF: /s/ Deirdre McMahon

c/o ACT Venture Capital Ltd

6 Richview Office Park

Clonskeagh, Dublin 14

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

SIGNED BY	/s/ C.J. Berry
FOR AND ON BEHALF OF
AIB IT FUND LIMITED PARTNERSHIP

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

SIGNED FOR AND ON BEHALF OF
DELTA EQUITY FUND LIMITED PARTNERSHIP BY DELTA MANAGEMENT PARTNERS LIMITED (GENERAL PARTNER)

/s/ Frank Kenny
BY Frank Kenny

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

SIGNED BY	/s/ Niall Olden
FOR AND ON BEHALF OF
BOI VENTURE CAPITAL LIMITED

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

CAPITA CORPORATE TRUSTEES LIMITED

By:	/s/ Walter Scully
Name: Walter Scully
Title: Client Manager (Authorised Signatory)

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

DAVID CRONIN

By:	/s/ David Cronin
Name: David Cronin
Title:

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

AGILUS VENTURES IV LIMITED PARTNERSHIP

BY:	NORTHERN NECK INVESTORS CORPORATION
ITS GENERAL PARTNER

/s/ Allan Pelvang
BY:	Allan Pelvang

AGILUS VENTURES PRINCIPALS IV LIMITED PARTNERSHIP

BY:	NORTHERN NECK INVESTORS CORPORATION
ITS GENERAL PARTNER

/s/ Allan Pelvang
BY:	Allan Pelvang

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

GENERAL CATALYST GROUP III, L.P.

BY: GENERAL CATALYST PARTNERS III, L.P. ITS GENERAL PARTNER

BY: GENERAL CATALYST GP III, LLC ITS GENERAL PARTNER

/s/ William J. Fitzgerald
BY:	William J. Fitzgerald
Member and Chief Financial Officer

GC ENTREPRENEURS FUND III, L.P.

BY: GENERAL CATALYST PARTNERS III, L.P. ITS GENERAL PARTNER

BY: GENERAL CATALYST GP III, LLC ITS GENERAL PARTNER

/s/ William J. Fitzgerald
BY:	William J. Fitzgerald
Member and Chief Financial Officer

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

KEVIN O’LEARY

By:	/s/ Kevin O’Leary
	Name:	Kevin O’Leary
Title:

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

MICHAEL VAN BRUNT

By:	/s/ Michael Van Brunt
	Name:	Michael Van Brunt
Title:

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

ROB CAWTHORN

By:	/s/ R. E. Cawthorn
	Name:	Robert E. Cawthorn
Title:

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

PAUL HANDS

By:	/s/ Paul Hands
	Name:	Paul Hands
Title:

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

EXHIBIT A

CERTAIN DEFINITIONS

“2012 Grant Agreement” shall mean the Letter of Offer dated 28 September 2012 from Enterprise Ireland to the Company in respect of Project No. 153439/RR.

“AAA” shall have the meaning set forth in Section 9.13(a).

“Action” shall have the meaning set forth in Section 4.11(a).

“Additional Stamp Duty” shall mean an amount equal to one percent (1%) of the Excess Closing Cash.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Agreement” shall have the meaning set forth in the Preamble to this Agreement.

“Applicable Law” shall mean, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Government Authority that is binding upon or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise herein.

“Approved Schemes” shall have the meaning set forth in Section 4.15(j).

“Auditor” shall have the meaning set forth in Section 2.3(c).

“Basket Amount” shall have the meaning set forth in Section 8.7(b).

“Business Days” shall mean any day other than (a) a Saturday or Sunday or (b) a day on which commercial or clearing banks in Dublin, Ireland or San Diego, CA, United States of America, are authorized or obligated to be closed by Applicable Laws.

“Change of Control Payments” shall mean $67,675 payable to Persons set forth in Exhibit C in connection with the Closing of the Transactions.

“Claim” shall have the meaning set forth in Section 8.9(a).

“Claimant” shall have the meaning set forth in Section 9.13(a).

“Closing” shall mean the completion of the sale and purchase of the Shares in accordance with this Agreement.

“Closing Cash” shall mean, as of immediately prior to the Closing, the consolidated cash, cash equivalents, marketable securities and deposits of the Company and the Company Subsidiaries.

“Closing Date” shall have the meaning set forth in Section 1.2.

“Closing Financial Debt” shall mean, as at Closing, in respect of the Company and the Company Subsidiaries the actual aggregate amount of borrowings and other indebtedness by way of overdraft, acceptance credit or similar facilities, loan stock, bonds, debentures, notes debt or inventory financing, receivables financing or any other arrangements the purpose of which is to borrow money, together with any interest, fees, expenses and break costs relating to any of the same, but excluding ordinary trade indebtedness of the Company and the Company Subsidiaries at Closing as determined in accordance with Section 2.3. For the avoidance of doubt, “Closing Financial Debt” shall not include any indebtedness repaid by the Company prior to Closing, even if such amount was repaid on the Closing Date but prior to the actual Closing.

“Closing Payment” shall mean an amount equal to $50,000,000:

(A) less the sum of:

(1) $4,500,000 in respect of the Escrow Amount,

(2) $2,185,793 in respect of the Closing Transaction Expenses,

(3) $67,675 in respect of the Change of Control Payments,

(4) any liability to Tax of the Company and the Company Subsidiaries arising in respect of the Change of Control Payments and in respect of the payment by Purchaser to the Company under Section 2.2(c),

(5) $33,735 in respect of the Closing Financial Debt,

(6) the Additional Stamp Duty,

(7) $26,469 in respect of the New Share Consideration,

(8) $1,739,019 in respect of the amount payable by Purchaser to Enterprise Ireland for the purchase of the E.I Preference Shares pursuant to the E.I. Sale Agreement,

(9) $92,500 in respect of fifty (50) per cent. of the cost of the R&W Insurance Policy,

(10) $24,946 in respect of all expenses of any “tail” for the Company’s directors’ and officers’ liability insurance in existence immediately prior to Closing procured pursuant to Section 6.3,

(11) $35,771 in respect of the amount payable by Purchaser to the Company pursuant to Section 2.2(c)(ii),

(B) plus the amount, if any, by which Closing Working Capital is more than the Target Working Capital, or less the amount, if any, by which Closing Working Capital is less than the Target Working Capital, and

(C) plus the amount, if any, of the Excess Closing Cash, or less the amount, if any, by which Closing Cash is less than $650,000.

“Closing Payment Certificate” shall have the meaning set forth in Section 2.3(a).

“Closing Transaction Expenses” means all unpaid fees and expenses of attorneys, accountants, investment bankers and other advisors of the Sellers and the Company relating to the Transactions as set forth in Part II of Exhibit D. In no event, however, will any fees and expenses incurred by or for the account of Purchaser or any of its Affiliates, or any fees or expenses incurred by the Company after the Closing, be considered Closing Transaction Expenses.

“Closing Working Capital” shall mean the actual amount of the Working Capital of the Company and the Company Subsidiaries as of the Closing Date as agreed or determined pursuant to Section 2.2.

“COBRA” shall have the meaning set forth in Section 4.16(c).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the Preamble to this Agreement.

“Company Computer Systems” shall have the meaning set forth in Section 4.21(a).

“Company Contract” shall have the meaning set forth in Section 4.13(a).

“Company Employee Benefit Plans” shall have the meaning set forth in Section 4.17(a).

“Company ERISA Affiliate” shall mean any person (as defined in Section 3(9) of ERISA) that is or has been a member of any group of persons described in Section 414(b), (c), (m) or (o) of the Code, including the Company or any of the Company Subsidiaries.

“Company Financial Statements” shall have the meaning set forth in Section 4.5(a).

“Company IP” shall mean all Intellectual Property Rights owned by or exclusively licensed to the Company or any of the Company Subsidiaries.

“Company IP Contract” shall mean any Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries is bound, that contains any assignment or license of, or covenant not to assert or enforce, any Intellectual Property Right or that otherwise relates to any Company IP developed by, with, or for the Company or any of the Company Subsidiaries.

“Company Products” shall have the meaning set forth in Section 4.14(a).

“Company Share Option” shall mean an option granted under the Company Share Option Plan.

“Company Share Option Plan” shall mean the Qumas Limited 2005 Share Option Plan, adopted by the Board of Directors of the Company on 11 May 2005 and amended by the Board of Directors of the Company on 31 January 2006 and on the Closing Date.

“Company Software” shall have the meaning set forth in Section 4.14(m).

“Company Subsidiaries” shall have the meaning set forth in Section 4.1(a).

“Company Subsidiary Securities” shall have the meaning set forth in Section 4.10.

“Computer Systems” shall mean computing, networking and communications equipment, including: (i) mainframe, midrange, server and distributed computing equipment; (ii) personal computers, laptop computers and workstations; (iii) voice/video, telecommunications and network equipment; (iv) associated attachments, features, accessories, peripheral devices, wiring and cabling; and (v) Software relating to or necessary for the operation of any of the foregoing.

“Consideration” shall mean the total amount payable by Purchaser under this Agreement for the purchase of the Shares equal to the aggregate of the Estimated Closing Payment, the Escrow Amount and any amount or amounts payable by Purchaser to the Sellers pursuant to Sections 6.7 and 6.8, as adjusted pursuant to Sections 2.3 and 2.4.

“Contract” shall mean, with respect to any Person, any written agreement, instrument, contract, obligation, commitment or arrangement to which such Person is a party.

“Convertible Shares” shall mean the Convertible Shares of €0.0025 each in the capital of the Company.

“Creditor’s Rights” shall have the meaning set forth in Section 4.13(d).

““D” Ordinary Shares” shall have the meaning set forth in Section 4.3(a).

““D” Redeemable Ordinary Shares” shall have the meaning set forth in Section 4.3(a).

“Data Room” shall mean that certain data room hosted by Intralinks labeled “Project Mercury”.

“Damages” shall mean any loss, damage, injury, liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ fees), charge, cost (including costs of investigation) or expense of any nature; provided, however, that “Damages” shall not include consequential damages, punitive and exemplary damages, special damages, indirect damages, nor shall any damages be calculated using a “multiplier” or any other similar method having a similar effect.

“Disagreement Notice” shall have the meaning set forth in Section 2.3(b).

“Disclosure Schedules” shall have the meaning set forth in preamble to Article IV.

“Dispute” shall have the meaning set forth in Section 9.13(a).

“E.I. Guarantee” means the form of guarantee required by Enterprise Ireland to be executed by the Purchaser at Closing.

“E.I. Payment” shall have the meaning set forth in Section 6.8(d).

“E.I. Preference Shares” shall have the meaning set forth in Section 4.3(a).

“E.I. Sale Agreement” shall mean the sale and purchase agreement entered into on the date hereof between Enterprise Ireland and the Purchaser pursuant to which the E.I. Preference Shares shall be sold to the Purchaser with effect from Closing.

“Environmental Law” shall mean any Applicable Law, rule or regulation promulgated by any Government Authority relating to: (i) the control of any potential Hazardous Materials or protection of the air, water or land; (ii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation of Hazardous Materials; (iii) human health and safety with respect to exposures to and management of Hazardous Materials; or (iv) the environment.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued thereunder.

“Escrow Agent” shall mean Wells Fargo Bank, N.A..

“Escrow Agreement” shall have the meaning set forth in Section 2.4(a).

“Escrow Amount” shall mean $4,500,000.

“Escrow Fund” shall have the meaning set forth in Section 2.4(a).

“Estimated Closing Balance Sheet” shall have the meaning set forth in Section 1.3.

“Estimated Closing Payment” shall mean an estimated calculation by the Company pursuant to Section 1.3 of an amount equal to $50,000,000:

(A) less the sum of:

(1) $4,500,000 in respect of the Escrow Amount,

(2) $2,185,793 in respect of the Closing Transaction Expenses,

(3) $67,675 in respect of the Change of Control Payments,

(4) any liability to Tax of the Company and the Company Subsidiaries arising in respect of the Change of Control Payments and in respect of the payment by Purchaser to the Company under Section 2.2(c),

(5) $33,735 in respect of the Closing Financial Debt,

(6) the Additional Stamp Duty, if any,

(7) $26,469 in respect of the New Share Consideration,

(8) $1,739,019 in respect of the amount payable by Purchaser to Enterprise Ireland for the purchase of the E.I Preference Shares pursuant to the E.I. Sale Agreement,

(9) $92,500 in respect of fifty (50) per cent. of the cost of the R&W Insurance Policy,

(10) $24,946 in respect of all expenses of any “tail” for the Company’s directors’ and officers’ liability insurance in existence immediately prior to Closing procured pursuant to Section 6.3,

(11) $35,771 in respect of the amount payable by Purchaser to the Company pursuant to Section 2.2(c)(ii),

(B) plus the amount, if any, by which Closing Working Capital is more than the Target Working Capital, or less the amount, if any, by which Closing Working Capital is less than the Target Working Capital, and

(C) plus the amount, if any, of the Excess Closing Cash, or less the amount, if any, by which Closing Cash is less than $650,000.

“Estimated Closing Payment Certificate” shall have the meaning set forth in Section 1.3.

“Estimated Closing Working Capital” shall mean the estimate made by the Company of the Closing Working Capital as set forth in the Estimated Closing Payment Certificate.

“Excess Closing Cash” shall mean the amount, if any, by which the Closing Cash exceeds $650,000.

“Exchange” shall mean the NASDAQ Global Market.

“Expiration Date” shall be the date that is the eighteenth (18th) month anniversary of the Closing Date.

“Fundamental Representations” shall have the meaning set forth in 8.1(a).

“General Representations” shall have the meaning set forth in Section 8.1(a).

“Government Authority” shall mean any transnational, domestic or foreign federal, state or local governmental, regulatory, fiscal or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority (including the Exchange).

“Governmental Decision” shall have the meaning set forth in Section 8.9(c).

“Hazardous Materials” shall mean and include any substance that has been designated by any Government Authority or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant thereto, in all cases excluding office and janitorial supplies (insofar as they are stored or used in the ordinary course of business).

“Hazardous Materials Activities” shall have the meaning set forth in Section 4.19(b).

“HMO” shall have the meaning set forth in Section 4.17(k).

“Income Expenses” shall have the meaning set forth in Section 4.15(k).

“Intellectual Property Rights” shall mean: (i) all Software, and all rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, and mask works; (ii) trademark and trade name rights and similar rights, including rights in domain names, logos, slogans, and other source identifiers; (iii) trade secret rights and know-how; (iv) all inventions (whether or not patented), including all patents and industrial property rights; (v) materials, algorithms, customer lists, databases, schemata, data collections, analyses, formulae, internet protocol addresses, proprietary information, and all rights thereto, and (vi) all registrations, renewals, extensions, combinations, divisions, or reissues of, and applications for, any of the rights referred to in clauses (i) through (vi) above.

“Investigation” shall have the meaning set forth in Section 4.11(a).

“IP Representations” shall have the meaning set forth in Section 8.1(a).

“IRS” shall have the meaning set forth in Section 4.17(d).

“Knowledge of the Company”, or any other construction indicating information that is deemed to be known to the Company or to the Company’s “knowledge”, shall mean information actually known by Kevin O’Leary, Brian Stack and, in connection with Section 4.14 only, Ken Hayward, after reasonable due inquiry.

“Management Accounts” shall mean the consolidated management accounts of the Company and of each Company Subsidiary for the ten (10) month period ended October 31, 2013.

“New Shares” shall have the meaning set forth in Section 7.1(b).

New Share Consideration” shall have the meaning set forth in Section 7.1(b).

“Open Source Technology” shall mean any software owned by, used by or licensed to Company that: (i) is distributed as or that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models; or (ii) requires as a condition of use, modification and/or distribution of such software that other software distributed with such software owned or licensed by the Company (a) be disclosed or distributed in source code form, (b) be licensed for the purpose of making derivative works, (c) be redistributable at no charge or (d) grants to any third party any rights to or immunities under the software and Intellectual Property Rights owned by Company.

“Order” shall have the meaning set forth in Section 4.11(b).

“Ordinary Shares” shall have the meaning set forth in Section 4.3(a).

“Pensions Act” shall mean the Pensions Act 1990 (as amended) of Ireland.

“Pension Plans” shall have the meaning set forth in Section 4.17(a).

“Permitted Liens” shall mean and include: (i) liens for current Taxes not yet due and payable; (ii) such imperfections of title, liens and easements as do not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties; (iii) liens securing debt reflected on the Company Financial Statements or Management Accounts; (iv) liens recorded pursuant to any Environmental Law or (v) liens or failures to have good and valid title which have not resulted in, and would not reasonably be expected to result in, any material liability to the Company or any of the Company Subsidiaries.

“Person” shall mean any individual, group, organization, corporation, partnership, joint venture, limited liability company, trust or entity of any kind.

“Personal Information” means, without limitation: (i) personally identifiable information or personal data as defined under any Applicable Law, including: (A) personally identifiable information as defined by Title V of the United States Gramm-Leach-Bliley Act, 15 U.S.C. §§6801, et seq., and any amendments thereto and regulations promulgated thereunder and (B) personal data as defined in the Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995, and any amendments thereto; and (ii) personal information, including a person’s name, information about a person’s sex, date of birth, age, income, address, email address, telephone number, Social Security number, state identification or driver’s licensee numbers, account information, PIN numbers, access and security codes, login information, health or medical information, mother’s maiden name, or credit information.

“Purchaser” shall have the meaning set forth in the Preamble to this Agreement.

“Purchaser Indemnitees” shall mean and include: (i) Purchaser and the Purchaser Subsidiaries; (ii) Purchaser’s and the Purchaser Subsidiaries’ current and future Affiliates (including following the Closing, the Company and the Company Subsidiaries); (iii) the respective officers, directors, employees and agents of the Persons referred to in the foregoing clauses (i) and (ii) above; and (iv) the respective successors and permitted assigns of the Persons referred to in clauses (i) and (ii) above.

“Purchaser Subsidiaries” shall mean the Subsidiaries of Purchaser.

“R&D Tax Credits” shall mean the research and development tax credits claimed or to be claimed by the Company pursuant to Section 766 TCA in respect of expenditure incurred on research and development during the Relevant Financial Years.

“R&W Insurance Policy” shall mean that representations and warranty insurance policy in favor of Purchaser and the Purchaser Indemnitees provided by Ambridge Partners LLC, 520 Eigth Avenue, 25th Floor, New York, New York 10018-6507 securing certain obligations of the Sellers up to an amount of $10,000,000 for a period of 24 months pursuant to (i) in the case of a breach of the Tax Covenant pursuant to Section 8.3(ii) and 8.3(iv) (to the extent Section 8.3(iv) relates to Section 8.3(ii)), and/or (ii) in the case of a breach of the IP Representations and/or the Tax Representations pursuant to Section 8.2(i) and 8.2(iv) (to the extent Section 8.2(iv) relates to Section 8.2(i)), the premiums for such policy to be borne 50% by the Sellers and 50% by Purchaser.

“Registered IP” shall mean all Intellectual Property Rights that are registered, filed, or issued under the authority of any Government Authority, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Relevant Financial Years” shall mean the financial years ending December 31, 2010, December 31, 2011, December 31, 2012 and December 31, 2013.

“Representatives” shall mean a party’s officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

“Respondent” shall have the meaning set forth in Section 9.13(a).

“Reviewed Closing Balance Sheet” shall have the meaning set forth in Section 2.3(a).

“Rules” shall have the meaning set forth in Section 9.13(a).

“Seller(s)” shall have the meaning set forth in the Preamble to this Agreement.

“Seller’s Percentage Interest” shall mean the percentage reflected opposite each Seller’s name in the fourth column of the table set out in Exhibit B.

“Sellers’ Lawyers” shall mean William Fry, Solicitors, Fitzwilton House, Wilton Place, Dublin 2, Ireland.

“Sellers’ Lawyers Account” shall mean the bank account held with AIB International Banking Services, Ashford House, PO Box 518, Tara Street, Dublin 2 in the name of William Fry Solicitors – Client A/C, with Account Number 16149997, Sort Code 93-00-67, Swift Access AIBKIE2D, IBAN IE95AIBK93006716149997 (quoting reference 015829.0015.AMCI).

“Sellers’ Representative” shall have the meaning set forth in the Preamble to this Agreement.

“Series A1 Preference Shares” shall have the meaning set forth in Section 4.3(a).

“Series A2 Preference Shares” shall have the meaning set forth in Section 4.3(a).

“Series A3 Preference Shares” shall have the meaning set forth in Section 4.3(a).

“Series D Preference Shares” shall have the meaning set forth in Section 4.3(a).

“Shares” shall mean 97.73% of the entire issued share capital of the Company comprising 6,956,315 Ordinary Shares, 28,704,307 Series D Preference Shares, 3,988,000 Series A1 Preference Shares, 5,143,000 Series A2 Preference Shares, 2,017,085 Series A3 Preference Shares and 580,000 “D” Ordinary Shares.

“Shareholders Agreement” shall mean the shareholders agreement in relation to the Company dated May 11, 2005 and entered into between (1) the Company, (2) Fidelity Ventures IV Limited Partnership and Fidelity Ventures Principals IV Limited Partnership, (3) General Catalyst Group III, L.P. and GC Entrepreneurs Fund III, L.P. and (4) persons listed in Schedule 1 to the agreement.

“Software” shall mean computer programs, together with input and output formats, the applicable source or object codes, data models, flow charts, outlines, narrative descriptions, operating instructions, software manufacturing instructions and scripts, test specifications and test scripts and supporting documentation, and shall include the tangible media upon which such programs and documentation are recorded, including all corrections, updates, new releases and new versions, translations, modifications, updates, upgrades, substitutions, replacements and other changes to the foregoing.

“Specified Employees” shall mean Kevin O’Leary, Alan Deane, Doreen Freeman, Ken Hayward, Caoimhe Kiely, Donal O’Brien, Joanne O’Driscoll and Sean Winslow.

“Subscription Agreement” means the agreement between the Company and the Purchaser dated the Closing Date pursuant to which the Purchaser has agreed to subscribe for the New Shares.

“Subsidiary” when used with respect to any Person, shall mean any corporation or other organization, whether incorporated or unincorporated, of which: (i) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person (through ownership of securities, by contract or otherwise); or (ii) such Person or any Subsidiary of such Person is a general partner of any general partnership or a manager of any limited liability company.

“Target Closing Working Capital” shall mean $3,221,000.

“Tax” “Taxation” or “Taxes” has the meaning given to such term in the Tax Covenant.

“Tax Authority” has the meaning given to such term in the Tax Covenant.

“Tax Claim” has the meaning given to such term in the Tax Covenant.

“Tax Covenant” shall mean the tax covenant contained in Exhibit G to this Agreement.

“Tax Representations” shall have the meaning set forth in Section 8.1(a).

“Tax Returns” shall mean all reports, estimates, declarations of estimated Tax, information statements and returns relating to Taxes and any schedules attached to or amendments of any of the foregoing.

“Tax/IP Adjudicator” shall have the meaning set forth in Section 9.13(a).

“TCA” shall mean the Taxes Consolidation Act 1997 of Ireland.

“Transactions” shall have the meaning set forth in Section 1.1.

“Unclaimed Grants” shall have the meaning set forth in Section 6.8(a).

“Unsatisfied Claims” shall have the meaning set forth in Section 2.4(b).

“U.S. Employees” shall have the meaning set forth in Section 6.5.

“VAT” shall have the meaning given to such term in the Tax Covenant.

“Welfare Plans” shall have the meaning set forth in Section 4.17(a).

“Working Capital” shall mean, with respect to the Company and the Company Subsidiaries, on a consolidated basis, the amount determined in accordance with the policies, principles and methods referred to in Section 1.3 and 2.3(a) and set forth in Exhibit E as follows: (i) the aggregate amount of the balances of the following current asset line items reflected on the Company’s balance sheet: (1) cash (up to a maximum of $650,000); (2) trade debtors (net of bad debt provisions); (3) prepayments (which shall include hardware and software support, marketing, outsourcing, hosting, utilities etc.); (4) work in progress and accrued income (as covered by revenue recognition policy); and (5) other debtors (including any value added tax or corporation tax recoverable; but excluding: (A) the amount due to the Company from the Irish taxation authorities in respect of the R&D Tax Credits for the years 2010 to 2012, inclusive; and (B) the amount due to the Company from Enterprise Ireland in connection with the 2012 Grant Agreement), less, (ii) the aggregate amount of the following current liability line items reflected on the Company’s balance sheet: (i) accounts payable (including trade creditors); (ii) payroll accruals/creditors (which shall include payroll, social security and taxes); (iii) other accruals (which shall include commissions, utility costs and professional fees); (iv) all Company Transaction Expenses not paid on the Closing Date; and (v) deferred work-in-progress, but excluding all deferred revenue other than deferred work-in-progress. By way of example, a sample calculation of Working Capital as of October 31, 2013 is attached hereto as Exhibit E.

**************

EXHIBIT B

SCHEDULE OF SELLERS

EXHIBIT C

CHANGE OF CONTROL PAYMENT RECIPIENTS

EXHIBIT D

PART I

PAYMENTS TO BE MADE

AT CLOSING IN RESPECT OF CLOSING FINANCIAL DEBT

PART II

PAYMENTS TO BE MADE

AT CLOSING IN RESPECT OF CLOSING TRANSACTIONS EXPENSES

EXHIBIT E

PRINCIPLES, POLICIES AND METHODS TO BE ADOPTED IN THE PREPARATION OF THE CLOSING BALANCE SHEET AND THE CLOSING WORKING CAPITAL STATEMENT

EXHIBIT F

FORM OF ESCROW AGREEMENT

EXHIBIT G

TAX COVENANT

PART A

[Exhibit specific definitions and interpretation are contained at Part B hereto]

1.	TAX COVENANT

Without prejudice to the generality of the provisions of the Agreement including without limitation Sections 8.5(a), 8.7(e) and 8.7(g), each of the Sellers hereby covenants with Purchaser (for itself and as trustee for its successors in title in accordance with Section 9.5 of the Agreement) that the Sellers shall severally be liable to pay to Purchaser an amount equivalent to:

1.1	any Actual Tax Liability arising in respect of, by reference to or in consequence of:

1.1.1	any income, profits or gains earned, accrued or received on or before Closing;

1.1.2	any Event which occurs or occurred on or before Closing;

1.1.3	any failure to discharge or default in discharging any of the Sellers’ obligations under this Exhibit, including any failure to meet any relevant Time Limit;

1.2	any Deemed Tax Liability;

1.3	without prejudice to the generality of the other provisions of this Section 1, any Tax Liability arising in respect of, by reference to or in consequence of the disallowance or clawback of any R&D Tax Credit which has been paid to the Sellers’ lawyers (for the benefit of the Sellers) pursuant to Section 6.7(b) of the Agreement;

1.4	without prejudice to the generality of the other provisions of this Section 1, any Payroll Type Tax Liability arising in respect of, by reference to or in consequence of:

1.4.1	the disposal of the Shares or the Convertible Shares and/or the subscription for acquisition of any other shares or securities and any other payments to the Sellers or holders of the Convertible Shares under the Agreement;

1.4.2	any arrangements concerning the termination of any bonus scheme and/or the exercise of any options or warrants in any of the Companies on or around or before Closing (including, without limitation, those options in the Company exercised or deemed to be exercised by any of the Sellers immediately prior to the execution of the Agreement and this Exhibit);

1.4.3	the occurrence of any other Event or circumstance giving rise to a Payroll Type Tax Liability in relation to the Shares or the Convertible Shares;

1.4.4	any arrangements entered into concerning the repayment, waiver of or amendment to any loan from the Company or any Company Subsidiary to an employee of the Company or any Company Subsidiary (whether such arrangements take place prior to, on or after Closing) where such loan has been provided to an employee prior to Closing;

1.4.5	without prejudice to the meaning of a Payroll Type Tax Liability, a failure by a Seller to make any payment required pursuant to the covenants in Sections 1.4.1 to 1.4.4 within any period specified for Tax purposes.

1.5	without prejudice to the generality of the other provisions of this Section 1, any liability of the Companies to make a payment or repayment under any indemnity, covenant, warranty, mortgage, guarantee, Tax sharing agreement or charge entered into or created on or before Closing of a sum equivalent to or by reference to any person’s (i) liability to Tax, (ii) use of Reliefs and/or (iii) Tax savings; and

1.6	without prejudice to the generality of the other provisions of this Section 1, any Tax Liability which is properly attributable to the Sellers or holders of Convertible Shares any other entity which is or has been or will be associated or otherwise connected with the Sellers for any Tax purposes (other than the Companies) and any Tax Liability which is the liability of another person (the Sellers, other entity or another person, each being a “Primary Person”) for which the Companies, Purchaser or any other member of the Purchaser’s Group is liable in consequence of:

1.6.1	a Primary Person failing to discharge such Tax Liability; and

1.6.2	any of the Companies at any time before Closing being treated for the purpose of any Tax as having control of, being controlled by, or being otherwise connected with, a Primary Person or being controlled by or connected with the same person as a Primary Person for any Tax purpose.

1.7	any Tax Liability arising in respect of, by reference to or in consequence of a third party claim in relation to the transfer pricing arrangements existing between the Company and Qumas Inc. at any time up to and including the Closing Date, provided that in respect of any matter referred to in Section 8.2 of the Agreement, all remedies and actions contemplated by Section 8.2 of the Agreement shall have first been exhausted prior to any claim being brought under this Section 1.7 of the Tax Covenant. For the avoidance of doubt, Purchaser shall not be entitled to bring a claim pursuant to any other Section of this Tax Covenant in relation to the transfer pricing arrangements existing between the Company and Qumas Inc. at any time up to and including the Closing Date.

2.	COSTS

2.1	The covenant contained in Section 1 of this Exhibit shall extend to all Costs incurred by Purchaser, any member of the Purchaser’s Group or the Companies in connection with a successful claim under this Exhibit or in connection with the subject matter of any such claim and any satisfaction or settlement of a Tax Liability in accordance with that Section.

3.	EXCLUSIONS AND LIMITATIONS

3.1	The covenants contained in Sections 1.1, 1.2 and, solely in connection with 3.1.5 below, 1.7 shall not cover any Tax Liability to the extent that:

3.1.1	Such Tax Liability was discharged on or before Closing and such discharge was not effected using amounts shown as an asset in the Reviewed Closing Balance Sheet;

3.1.2	to the extent that such claim arose or was increased as a direct or indirect result of any increase in Tax rates, a change in law, Tax Authority practice or administrative practice, or a judicial decision which is announced and comes into force after Closing with retrospective effect;

3.1.3	to the extent that the claim would not have arisen but for the fact that the accounting basis, date, policies, method or practice or tax reporting practice of any of the Companies or Purchaser or any member of the Purchaser’s Group, are changed after Closing other than to comply with Applicable Law or generally accepted accounting practice;

3.1.4	the Tax Liability would not have arisen but for a voluntary transaction, action or omission carried out or effected by, or on behalf of Purchaser, any member of Purchaser’s Group or by the Companies at any time after Closing, except that this exclusion shall not apply where any such transaction, action or omission:

(A)	is carried out or effected pursuant to a legally binding obligation entered into by any of the Companies on or before Closing;

(B)	is required by Applicable Law, any regulatory, financial reporting or accounting practice or requirement;

(C)	is carried out with the written consent of the Sellers’ Representative;

(D)	is connected to the preparation, disclosure or submission of any Tax Return or computation or other information in relation to a Tax Return to a Tax Authority;

(E)	is carried out or effected in the ordinary course of business of the Companies as carried on at Closing or the ordinary course of business of the Purchaser or member of Purchaser’s Group (excluding the Companies) (as applicable);

(F)	is one that could not reasonably have been avoided; or

(G)	(without prejudice to Sections 3.1.5(A) to 3.1.5(F)) is carried out in circumstances where the Purchaser or relevant member of Purchaser’s Group (as applicable) did not know and could not reasonably be expected to know it would or might give rise to the Tax Liability in question.

3.1.5	any Relief of the Companies (other than a Purchaser’s Relief) is available and is used to actually eliminate or reduce the Tax Liability and Purchaser will procure that the Companies take, so far as reasonably possible, steps to give effect to this Section 3.1.5.

4.	DUE DATE OF PAYMENT AND INTEREST

4.1	Where a claim under this Tax Covenant relates to a liability to make or suffer an actual payment or increased payment of Tax or an amount in respect thereof, the Sellers shall be liable to pay on or before the date which is the later of the date ten (10) Business Days after demand is made therefor under this Tax Covenant pursuant to the Agreement and the fifth (5th) Business Day prior to:

4.1.1	in the case of Tax in respect of which there is no provision for payment by instalments, the latest date on which the Tax in question can be paid to the relevant Tax Authority in order to avoid a liability to interest or penalties accruing; or

4.1.2	in the case of Tax in respect of which there is provision for payment by instalments, each date on which an instalment of such Tax becomes payable.

4.2	Where a claim under this Exhibit relates to the loss or set off of a repayment of Tax, the Sellers shall be liable to pay to Purchaser the amount claimed under this Exhibit in respect thereof on or before the date which is the later of the date ten (10) Business Days after demand is made therefor under this Exhibit pursuant to the Agreement and the date when such repayment would have been due were it not for such loss or setting off.

4.3	Where a claim under this Exhibit relates to the loss, use or set off of any Relief other than a repayment of Tax, the Sellers shall be liable to pay to Purchaser the amount claimed under this Exhibit in respect thereof on or before the date which is the later of the date ten (10) Business Days after demand is made therefor under this Exhibit pursuant to the Agreement, and:

4.3.1	in the case of a Relief which is used or set off, the date or dates referred to in Sections 4.1.1 or 4.1.2 that would have applied to the Tax saved by the use or set off of the Relief if that Tax had been payable; or

4.3.2	in the case of a Relief which is lost, the date or dates referred to in Sections 4.1.1 or 4.1.2 that apply to the Tax which but for such loss would have been saved by virtue of such Relief, ignoring for this purpose the effect of Reliefs (other than deductions in computing profits for the purposes of Tax) arising in respect of an Event occurring or period ending after Closing.

5.	MANAGEMENT OF TAX RETURNS

5.1	With effect from Closing, Purchaser or its duly authorised agents shall subject to Section 5.2, prepare and submit (i) all Tax Returns of the Companies; and (ii) all claims, elections, surrenders, disclaimers, notices and consents for the purposes of Tax on behalf of the Companies.

5.2	Any Tax Returns referred to in Section 5.1 which relates to an Accounting Period commencing and ending before Closing or a Straddle Period (as defined below), together in the case of an R&D Claim with the Supporting Documentation relating to that R&D Claim, shall be submitted by Purchaser to the Sellers’ Representative at least thirty (30) Business Days prior to the due date for filing such Tax Returns. In connection solely with any R&D Claim, Purchaser will take into account the Sellers’ Representative’s reasonable written comments and in respect of all other matters, Purchaser will take into account the Sellers’ Representative’s reasonable written comments (such comments shall be deemed to be unreasonable when in the opinion of the Purchaser they would increase the liability to Tax of the Companies and/or any member of the Purchaser’s Group) on such Tax Return provided that such comments are received by Purchaser no later than twenty (20) Business Days after the date such Tax Returns were delivered to the Sellers’ Representative, and provided further that Purchaser shall not in relation to any such Tax Return or R&D Claim be obliged to procure that any of the Companies takes any such action as is mentioned in this Section 5.2 that is not to the best of the Company’s knowledge correct and complete.

5.3	In respect of any Accounting Period commencing prior to Closing and ending after Closing (the “Straddle Period”) the Sellers’ Representative shall provide such assistance as Purchaser shall reasonably request in preparing all Tax Returns and Tax Documents relating to the Straddle Period.

5.4	For the avoidance of doubt with regard to the R&D Claim, the provisions of Section 6.7(a) of the Agreement shall apply.

6.	SAVINGS, CREDITS AND REFUNDS

6.1	Subject to Section 7 below and Section 8.9(g) of the Agreement, to the extent the Companies or any member of Purchasers’ Group receive (or are deemed to receive) any savings, credits (other than a R&D Tax Credit which shall be dealt with in accordance with Section 6.7 of the Agreement or the E.I. Payment which shall be dealt with in accordance with Section 6.8 of the Agreement), rebates, re-payments, refunds, Reliefs or deductions for Tax or amounts in respect of Tax (a “Post Closing Receipt”) after Closing, regardless of the periods they may relate to, such Post Closing Receipt shall remain for the sole benefit of the Companies or relevant member of Purchasers’ Group and there shall be no obligation to pass on or otherwise provide a benefit in, in whole or in part, such Post Closing Receipt to the Sellers or Sellers’ Representative.

7.	REDUCTION IN TAX PAID

7.1	Where:

7.1.1	any loss, damage, cost, expense or liability of the Companies which is the subject matter of a claim under this Tax Covenant results in the obtaining of a reduction or the elimination of a liability to make an actual payment of Tax (in respect of which Section 1 or the Tax Representations do not provide for a liability of the Sellers to the Purchaser) (a “Tax Saving”) by any of the Companies;

7.1.2	the Sellers have made (to the extent funds remain in the Escrow Fund) a full payment to Purchaser in respect of such loss, damage, cost, expense or liability pursuant to this Tax Covenant,

7.1.3	the Purchaser and/or Companies have, following a written request by the Sellers’ Representative, instructed (at the Sellers’ expense) their auditors (acting as experts and not as arbitrators) to certify by way of a written determination the amount of such Tax Saving and the actual receipt of such Tax Saving; and

7.1.4	such Tax Saving is actually utilized by the Companies (the Companies having no obligation to utilize such Tax Saving in priority to any other available losses),

then, an amount equal to the amount of such Tax Saving shall first be set off against any payment then due from the Sellers to Purchaser under this Tax Covenant with the amount of any excess after set-off to be carried forward and set off against any future payments due from the Sellers to Purchaser under this Tax Covenant.

8.	PURCHASER’S COVENANT

In consideration of the entry into the Agreement and the covenants hereby given in favour of the Purchaser, the Purchaser hereby covenants to pay to the Sellers (so far as possible by way of an adjustment to the consideration payable for the Shares) an amount equivalent to any Tax the Sellers incur or become liable to pay pursuant to Section 629 TCA as a result of the tax residency of the Company or any Irish tax resident Company Subsidiary being transferred from Ireland to outside of Ireland within the period of 12 months from the date of this Agreement and the failure by such company or the Purchaser failing to discharge Tax, except where any such transfer of tax residence giving rise to any liability under this Section 8 arises pursuant to a legally binding obligation entered into before or on Closing.

PART B

1.	INTERPRETATION AND DEFINITIONS

1.1	In this Exhibit G, the following expressions shall have the following meanings:

“Accounting Period” means any period by reference to which any income, profits or gains, or any other amounts relevant for the purposes of Tax, are measured or determined;

“Actual Tax Liability” means a liability of any of the Companies to make or suffer an actual payment of Tax (or an amount in respect of Tax);

“Costs” means all reasonable costs and expenses properly incurred by Purchaser and/or any of the Companies in connection with or in consequence of any claim under this Tax Covenant (including without limitation any reasonable costs or expenses incurred in appealing or defending any tax liability in accordance with Section 8.9 of the Agreement);

“Companies” means the Company and Company Subsidiaries;

“Deemed Tax Liability” means

(a)	the loss of any Relief falling within paragraph (a) of the definition of Purchaser’s Relief; or

(b)	the use or set off of any Purchaser’s Relief in circumstances where, but for such use or set off, the Companies and/or relevant member of Purchaser’s Group would have had a liability in respect of which Purchaser would have been able to make a claim against the Sellers under this Exhibit, and, where paragraph (a) or (b) above applies, the amount that is to be treated for the purposes of this Exhibit as a Tax Liability of the Companies and/or relevant member of Purchaser’s Group shall be determined as follows:

(i)	where the Relief that is the subject of the loss or which is used or set off is a deduction from or offset against Tax, the Tax Liability shall be the amount of that Relief so lost, used or set off;

(ii)	where the Relief that is the subject of the loss or which is used or set off is a deduction from or offset against income, profits or gains, the Tax Liability shall be, in the case of a Relief which is used or set off, the amount of Tax saved thereby and, in the case of a Relief which is lost, the amount of Tax which but for such loss would have been saved by virtue of the Relief so lost, ignoring for this purpose the effect of Reliefs (other than deductions in computing profits for the purpose of Tax) arising in respect of an Event occurring or period ending after Closing; and

(iii)	where the Relief that is the subject of the loss or setting off is a repayment of Tax, the Tax Liability shall be the amount of the repayment that would have been obtained but for the loss, use or setting off;

“Event” includes (without limitation) any event, act, transaction (including, without limitation, the execution, and Closing under, the Agreement), payment, action, circumstance, dealing, expiry of any time period, default, omission or occurrence of any nature whatsoever and whether or not any of the Companies or Purchaser is a party to it, and also the death or the winding up or dissolution of any person, any change in residence of a person for the purposes of any Tax, any failure to take action which would have prevented or avoided an apportionment or deemed distribution of income (regardless of whether any action taken after Closing could have prevented or avoided the apportionment or deemed distribution), any of the Companies becoming or ceasing to be associated or connected with any person for the purposes of any Tax, and in any one or more such case whether alone or in any combination and any reference to an Event occurring on or before a particular date shall include Events which for Tax purposes are deemed to have, or are treated or regarded as having, occurred on or before that date;

“income, profits or gains” means income, profit, gains and any other consideration, value, receipt or measure by reference to which Tax is chargeable or assessed;

“Payroll Type Tax Liability” means any (i) Tax Liability and/or (ii) liability to Tax (or amounts in respect of Tax) of any of the Companies and/or any member of Purchaser’s Group, arising as a result of or in connection with any liability to operate PAYE or make similar deductions or to deduct or account for national insurance contributions or similar Taxes (including in each case interest and penalties thereon);

“Purchaser’s Group” means Purchaser and any other company or companies which either are or become after Closing, or have within the six (6) years ending at Closing been, treated as members of the same group as, or otherwise connected or associated in any way with, Purchaser for any Tax purpose (including, after Closing, the Companies);

“Purchaser’s Relief” means:

(a)	any Relief arising to any of the Companies in respect of an Event occurring or period ending on or before Closing which was taken into account in computing the provision for deferred Tax in the Reviewed Closing Balance Sheet or in eliminating such provision, or was included as an asset or otherwise taken into account in calculating an asset in the Reviewed Closing Balance Sheet;

(b)	any Relief arising to the Companies in respect of an Event occurring or period ending after Closing; and

(c)	any Relief arising to any member of Purchaser’s Group (other than the Companies);

“Relief” includes, unless the context otherwise requires, any allowance, credit, deduction, exemption or set-off in respect of any Tax or relevant to the computation of any income, profits or gains for the purposes of any Tax, or any repayment of or saving of Tax (including any repayment supplement or interest in respect of Tax), and:

(a)	any reference to the “use” or “set off” of Relief shall be construed accordingly and shall include use or set off in part; and

(b)	any reference to the “loss” of a Relief shall include the absence, non-existence or cancellation of any such Relief, or to such Relief being available only in a reduced amount;

“Supporting Documentation” means any supporting documentation and/or calculations in connection with any R&D Claim, including for the avoidance of doubt, details of qualifying R&D expenditure in relation to the relevant accounting period namely relevant staff time sheets, R&D overhead costs together with method of apportionment and subcontractor costs;

“Tax” or “Taxation” includes, without limitation, (a) taxes on gross or net income, profits and gains (including without limitation amounts equivalent to or in respect of income tax required to be deducted or withheld from or accounted for in respect of any payment), and (b) all other taxes, levies, duties, imposts, charges and withholdings of any nature, including any excise, property, state, federal, value added, sales, use, occupation, transfer, franchise and payroll taxes and any national insurance or social security contributions, and any payment whatsoever which the relevant person may be or become bound to make to any person as a result of the discharge by that person of any tax which the relevant person has failed to discharge, together with all penalties, charges and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them, and regardless of whether such taxes, levies, duties, imposts, charges, withholdings, penalties and interest are chargeable directly or primarily against or attributable directly or primarily to the relevant person or any other person and whether any amount in respect of them is recoverable from any other person;

“Tax Authority” means any Taxing or other authority competent to impose any Tax Liability, or assess or collect any Tax;

“Tax Claim” means the issue of any notice, demand, assessment, letter or other document by or on behalf of any Tax Authority or the imposition of any withholding of or on account of Tax, from which it appears that a liability has been incurred by or will be imposed on any of the Companies, being a liability which could give rise to a liability for the Sellers under this Tax Covenant;

“Tax Documents” means Tax Returns, claims and other documents relating to any of the Companies;

“Tax Liability” means an Actual Tax Liability or a Deemed Tax Liability;

“Tax Return” means any return required to be made to any Tax Authority of income, profits or gains or of any other amounts or information relevant for the purposes of Tax, including any related accounts, computations and attachments;

“Time Limit” means the latest date on which a Tax Document can be executed or delivered to a relevant Tax Authority either without incurring interest or a penalty, or in order to ensure that such Tax Document is effective; and

“VAT” means value added tax and any similar sales or turnover tax (including interest and penalties thereon).

1.2	In this Exhibit G, unless otherwise specified:

1.2.1	references to “period” are to a period of time and not to an Accounting Period unless the phrase “Accounting Period” is used;

1.2.2	any reference to income, profits or gains “earned, accrued or received” on or before a particular date or in respect of a particular period shall include income, profits or gains which for Tax purposes are deemed to have been or are treated or regarded as earned, accrued or received on or before that date or in respect of that period;

1.2.3	persons shall be treated as “connected” if in respect of a company: (i) it is connected with another company where either the same person has control of both companies (or that person and a person connected with him together have control of both companies), or if a group of two or more persons has control of each company and the group consists of the same persons (or could be regarded as consisting of the same persons if one member is replaced with another person with whom he is connected); or (ii) it is connected with another person where that person has control of it or if that person and persons connected with him together have control of the company. A person or a company has control if it is able to exercise, or is entitled to acquire, direct or indirect control over the company’s affairs and possessions, or is entitled to acquire the majority of the shares or voting rights or distributions or assets on an eventual winding up of the company;

1.2.4	references to the Sellers include the respective estate and personal representatives of the Sellers; and

1.2.5	references to a repayment of Tax include any repayment supplement or interest in respect of it.

1.3	For the purposes of this Exhibit G any stamp duty which is charged or chargeable on any document executed prior to Closing which is necessary to establish the title of any of the Companies to any asset or in the enforcement or production of which any of the Companies is interested shall be deemed, together with any interest, fines or penalties relating to such stamp duty, to be a liability of the Company concerned to make an actual payment of Tax.

EXHIBIT H

FORM OF FIRPTA CERTIFICATE